                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-72452
PROSPECTUS

                                4,500,000 Shares

                                 [LOGO OF EDMC]

                                  Common Stock

   This is an offering of common stock by Education Management Corporation. Of the 4,500,000 shares of common stock being sold in this offering, 3,634,133 shares are being sold by Education Management Corporation and 865,867 shares are being sold by selling shareholders. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

            ------------------------------------------------------

   Our common stock is traded on the Nasdaq National Market under the symbol EDMC. On November 28, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $32.50 per share.

            ------------------------------------------------------

                                                            Per
                                                           Share     Total
                                                          ------- ------------
Public offering price.................................... $ 32.50 $146,250,000
Underwriting discounts and commissions................... $ 1.625 $  7,312,500
Proceeds to Education Management Corporation, before
 expenses................................................ $30.875 $112,203,856
Proceeds to the selling shareholders, before expenses.... $30.875 $ 26,733,644

   We and the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to a total of 675,000 additional shares of common stock.

            ------------------------------------------------------

         Investing in our common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 7.

            ------------------------------------------------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan                                             Credit Suisse First Boston

Thomas Weisel Partners LLC                First Analysis Securities Corporation

November 28, 2001

                              [INSIDE FRONT COVER:

TOP LEFT:

Text: "Education Management Corporation Education that Builds Careers"

CENTER AND BOTTOM LEFT:

Graphic: Colored images below text include photographs of seven students in actual student settings.

CENTER RIGHT:

Text: Includes the following list of principal education programs offered by The Art Institutes:

   Audio Production
   Computer Animation
   Culinary Arts
   Digital Media Production
   Fashion Design
   Fashion Marketing
   Game Art & Design
   Graphic Design
   Industrial Design Technology
   Interior Design
   Media Arts & Animation
   Multimedia & Web Design
   Photography
   Restaurant & Catering Management
   Video Production]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  17
Our Plans to Acquire Argosy Education Group, Inc.........................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Market Price of Our Common Stock.........................................  19
Capitalization...........................................................  20
Selected Consolidated Financial Data.....................................  21
Unaudited Pro Forma Consolidated Financial Statements....................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  37
Management...............................................................  45
Principal and Selling Shareholders.......................................  47
Description of Capital Stock.............................................  49
Shares Eligible for Future Sale..........................................  51
Underwriting.............................................................  52
Legal Matters............................................................  54
Experts..................................................................  54
Where You Can Find More Information......................................  55
Incorporation by Reference...............................................  56
Index to Consolidated Financial Statements............................... F-1

   "EDMC," "The Art Institutes" and the names of each of our schools included in this prospectus are our trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

   Our fiscal year ends on June 30 of each calendar year. All references to fiscal years in this prospectus refer to the fiscal years ended in the indicated calendar years. For example, "fiscal 2001" refers to the fiscal year ended June 30, 2001.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the consolidated financial statements, before making an investment decision. In this prospectus, unless the context indicates otherwise, "we," "us" and "our" refer to Education Management Corporation and its subsidiaries, including all of its schools and campuses.

                        Education Management Corporation

   We are among the largest providers of private postsecondary education in the U.S., based on student enrollment and revenues. Through The Art Institutes, we offer master's, bachelor's, associate's and non-degree programs in design, media arts, culinary arts and fashion. We own 25 schools in 21 metropolitan areas in the U.S., with 32,375 students enrolled as of the start of our second quarter of fiscal 2002.

   The Art Institutes' programs are designed to provide the knowledge and skills necessary for entry-level employment in various fields, including graphic design, media arts and animation, multimedia and Web design, digital media production, interior design, industrial design, culinary arts, photography, game art and design and fashion. These programs typically are completed in 18 to 48 months and culminate in a bachelor's or associate's degree. Currently, 19 Art Institutes offer bachelor's degree programs, and we expect to continue to introduce bachelor's degree programs at additional schools. We have provided career-oriented programs for over 35 years, and our schools have more than 125,000 graduates.

   In addition to The Art Institutes, we own The New York Restaurant School, a culinary arts and restaurant management school located in New York City that offers an associate's degree program and certificate programs. We also offer paralegal certificate programs through NCPT (The National Center for Paralegal Training).

   We help our students find employment in their desired fields through career-planning services and our relationships with employers. Of calendar year 2000 graduates, approximately 90.7% of those who were available for employment obtained positions in fields related to their programs of study within six months of graduation.

                              Market Opportunities

   The market for postsecondary education is large and growing. According to the National Center for Education Statistics, or NCES, the primary federal entity for collecting and analyzing data related to education in the U.S., 14.8 million students obtained some form of postsecondary education in 1999. NCES estimates that total student enrollment will increase by 19.6% to 17.7 million from 1999 to 2011. There are approximately 4,100 accredited institutions offering degrees at the associate level or above, and federally provided or guaranteed funds available to support postsecondary education exceeded $47 billion in 2000.

   Several economic, demographic and social trends are contributing to a growing demand for career-oriented program offerings. The percentage of the U.S. population that has achieved some level of postsecondary education grew to 50.3% in 2000 from 39.3% in 1991. The pool of potential postsecondary education students is expected to continue to grow over the next decade. NCES estimates that the annual number of high school graduates will increase by 12% to 3.1 million graduates in 2010 from 2.8 million in 1999. The U.S. Census Bureau estimates that, on average, a person with an associate's degree earns 36.4% more than a high school graduate, while a person with a bachelor's degree earns 96.5% more than a high school graduate. We believe private degree-granting institutions have an advantage over comparable public institutions as they have fewer budgetary constraints and a greater ability to innovate and adapt quickly to changing market demands.

                             Our Operating Strategy

   We believe we can continue to improve the performance of our schools and capitalize on favorable market trends by:

  . refining and adapting existing education programs by collecting periodic feedback through various means, including employer surveys and curriculum advisory committees, to evaluate the quality and value of each of our school's programs to potential employers;

  . providing an environment conducive to learning, with high-quality facilities, classroom technology and other equipment, flexible class schedules and limited class sizes;

  . improving student outcomes by implementing academic placement testing, utilizing developmental learning courses, employing faculty with practical experience in their fields and dedicating resources to graduate career assistance;

  . conducting business through a disciplined management structure that utilizes detailed operating plans and a continuous flow of performance data; and

  . enhancing enrollment at our existing schools by effective student recruitment through our high school program, Web presence, referrals, use of direct response media and international student outreach.

                              Our Growth Strategy

   We intend to achieve continued growth in our revenues and profitability by:

  . creating new education programs that meet the needs of employers and address the interests of students;

  . opening or acquiring schools in favorable locations to further our geographic reach and our breadth of program offerings; and

  . continuing to develop our online education business by expanding our online program offerings and our market presence.

                              Recent Developments

Acquisitions

   We have recently acquired International Fine Arts College and certain assets of ITI Education Corporation, and entered into agreements to merge with Argosy Education Group, Inc. We expect this acquisition to be completed by the end of calendar year 2001, pending regulatory and other approvals. These acquisitions are consistent with our growth strategy, and we believe they will provide us with opportunities to expand our education program offerings and number of locations, offer additional degree programs in our existing schools and achieve revenue enhancements and cost savings through operating and marketing synergies.

   Argosy. In July 2001, we agreed to acquire all of the outstanding shares of Argosy common stock for total cash consideration of approximately $79.1 million. On September 27, 2001, we closed in escrow our purchase of 4.9 million shares of Argosy common stock, or approximately 75% of the outstanding common stock, that were beneficially owned by Argosy's principal shareholder. Argosy is a leading private provider of doctoral and master's level programs in clinical psychology and education. Argosy also offers doctoral, master's and bachelor's degree programs in business administration, law degrees, bachelor's degrees in psychology and associate's degree programs in various health sciences fields. Argosy recently consolidated its three largest education institutions into a national university, Argosy University, which is intended to create economies of scale associated with operating as a single entity, simplified accrediting and regulatory processes and streamlined corporate governance. Argosy has 13 primary campuses and six extension sites serving over 5,800 students in ten states.

   International Fine Arts College. In September 2001, we purchased IFAC, which offers a master's degree program in computer animation and bachelor's and associate's degree programs in fashion and other design related fields. IFAC serves over 1,000 students.

   ITI. In November 2001, we purchased certain assets of ITI, including schools in Halifax, Toronto and Vancouver, Canada. ITI offers a postgraduate education program that teaches students to apply technology to business problems.

                                ----------------

   We are a Pennsylvania corporation. Our principal executive offices are located at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222, and our telephone number is (412) 562-0900. Our Web site address is www.edumgt.com. The Art Institutes' Web site address is www.aii.edu. Information contained on our Web sites is not part of this prospectus.

                                  THE OFFERING

Common stock offered:

  By Education Management
   Corporation....................  3,634,133 shares

  By the selling shareholders.....    865,867 shares

    Total.........................  4,500,000 shares

Common stock to be outstanding
 after this offering.............. 33,988,355 shares

Use of proceeds................... The net proceeds from this offering will be used to fund the Argosy acquisition and to
                                   repay indebtedness under our credit
                                   facility.

Nasdaq National Market symbol..... EDMC


                                ----------------

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2001. This information excludes:

  . 3,656,943 shares subject to options outstanding as of September 30, 2001; and

  . 1,514,152 shares reserved for issuance under our stock incentive plans and employee stock purchase plan as of September 30, 2001.

   Unless otherwise noted, the information in this prospectus assumes that the over-allotment option granted to the underwriters has not been exercised.

                 Summary Consolidated Financial And Other Data

   The table below sets forth summary historical and unaudited pro forma as adjusted financial information for the periods indicated. It is important that you read this information together with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Statements" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

   The summary unaudited pro forma as adjusted financial data is derived from our historical financial data and gives effect to the following transactions:

  .   our acquisition of Argosy; and

  .   the sale by us of 3,634,133 shares of common stock in this offering.

   The summary unaudited pro forma as adjusted financial data is presented for illustrative purposes only and is not necessarily indicative of our future results of operations or financial position.

                                                                         Three Months Ended
                                 Year Ended June 30,                        September 30,
                         --------------------------------------- -----------------------------------
                                                         Pro                                 Pro
                                                      Forma As                            Forma As
                                                       Adjusted                           Adjusted
                           1999      2000     2001      2001        2000        2001        2001
                         --------  -------- -------- ----------- ----------- ----------- -----------
                                                     (unaudited) (unaudited) (unaudited) (unaudited)
                                           (in thousands, except per share data)
Consolidated Statement
 of Income Data:
  Net revenues.......... $260,805  $307,249 $370,681  $419,938     $72,561     $91,874    $107,183
  Costs and expenses:
   Educational
    services............  170,742   201,187  242,313   278,158      52,996      67,132      81,208
   General and
    administrative......   57,162    66,209   76,716    85,362      16,686      20,724      23,838
   Amortization of
    intangibles.........    1,203     1,511    1,977     3,777         368         309         759
                         --------  -------- --------  --------     -------     -------    --------
                          229,107   268,907  321,006   367,297      70,050      88,165     105,805
                         --------  -------- --------  --------     -------     -------    --------
  Income before interest
   and taxes............   31,698    38,342   49,675    52,641       2,511       3,709       1,378
   Interest expense
    (income), net.......     (113)      726    2,275     1,213         615         479         233
                         --------  -------- --------  --------     -------     -------    --------
  Income before income
   taxes................   31,811    37,616   47,400    51,428       1,896       3,230       1,145
   Provision for income
    taxes...............   13,059    15,086   18,422    20,352         740       1,247         550
                         --------  -------- --------  --------     -------     -------    --------
  Net income............ $ 18,752  $ 22,530 $ 28,978  $ 31,076     $ 1,156     $ 1,983    $    595
                         ========  ======== ========  ========     =======     =======    ========
  Earnings per share:
   Basic................ $    .64  $    .78 $    .97  $    .93     $   .04     $   .07    $    .02
                         ========  ======== ========  ========     =======     =======    ========
   Diluted.............. $    .61  $    .75 $    .93  $    .89     $   .04     $   .06    $    .02
                         ========  ======== ========  ========     =======     =======    ========
  Weighted average
   number of shares
   outstanding:
   Basic................   29,314    28,964   29,742    33,376      29,076      30,336      33,970
   Diluted..............   30,615    29,921   31,016    34,740      30,778      32,134      35,768

                                                                  As of
                                                            September 30, 2001
                                                           ---------------------
                                                                      Pro Forma
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                               (unaudited)
                                                              (in thousands)
Consolidated Balance Sheet Data:
  Cash and cash equivalents............................... $  6,974   $ 18,814
  Working capital.........................................  (46,497)   (40,240)
  Total assets............................................  289,189    399,391
  Long-term debt (including current portion)..............   29,407     12,946
  Shareholders' investment................................  163,074    274,318

                                                             Three Months
                               Year Ended June 30,        Ended September 30,
                            ----------------------------  --------------------
                              1999      2000      2001      2000       2001
                            --------  --------  --------  ---------  ---------
                                                              (unaudited)
                                (in thousands, except enrollment data)
Other Data:
  EBITDA(1)................ $ 49,138  $ 59,385  $ 75,730  $   8,291  $  10,562
  EBITDA margin(1).........     18.8%     19.3%     20.4%      11.4%      11.5%
  Cash flows from:
    Operating activities... $ 36,358  $ 47,665  $ 70,925  $  20,786  $  31,036
    Investing activities... $(51,710) $(59,669) $(60,692) $ (23,227) $ (48,241)
    Financing activities... $    913  $ 18,671  $ (2,481) $ (31,159) $ (23,111)
  Capital expenditures(2).. $ 55,892  $ 58,149  $ 38,822  $  21,379  $  20,132
  Enrollment at beginning
   of second quarter
   during period...........   21,518    24,502    27,999        n/a        n/a

--------
(1) EBITDA equals income before interest, taxes, depreciation and amortization (including amortization of deferred financing costs). EBITDA is presented because we believe that it allows for a more complete analysis of our results of operations. EBITDA is unaudited and should not be considered as an alternative to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under accounting principles generally accepted in the United States. EBITDA margin represents EBITDA as a percentage of net revenues.
(2) Capital expenditures for fiscal 1999, fiscal 2000 and fiscal 2001 reflect approximately $5.1 million, $13.2 million and $4.5 million, respectively, included in accounts payable at year end.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. If any of the following circumstances described in these risk factors occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

             Risks Related to Extensive Regulation of Our Business

If we fail to satisfy the extensive regulatory requirements for our business, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students, which could have a material adverse effect on our business and results of operations.

   We derive a majority of our revenues from federal student financial aid programs, referred to in this prospectus as Title IV Programs, administered by the United States Department of Education, or DOE. To participate in Title IV Programs, our schools must obtain and maintain:

  .   authorization by the appropriate state educational licensing agencies;

  . accreditation by an agency that has been determined by DOE to be nationally recognized as a reliable authority regarding the quality of education and training offered by an institution; and

  .   certification by DOE to participate in Title IV Programs.

   The applicable state agencies, accrediting bodies and DOE have an extensive set of regulatory and accrediting requirements with which our schools must comply. Pursuant to these requirements, we must, among other things:

  . maintain the quality of our education programs at a level sufficient to satisfy the accreditation requirements as determined by peer review;

  . undertake steps to ensure that unacceptable numbers of our students do not default on federally guaranteed or funded student loans;

  . ensure that the proportion of school revenues derived from federal student financial aid programs in any fiscal year is less than 90%;

  . ensure that we do not pay bonuses, commissions or other incentive payments to personnel engaged in recruiting and admitting students and awarding financial aid based on their success in securing enrollments or awarding financial aid;

  . adhere to certain financial responsibility and administrative capability standards;

  . administer our student financial aid programs in compliance with an extensive set of detailed regulatory requirements;

  . submit to announced and unannounced program reviews and audits of our compliance with Title IV Program requirements by DOE and its Office of the Inspector General; and

  . engage an independent auditor on at least an annual basis to conduct a compliance audit of our administration of Title IV Programs and report the results of that audit to DOE.

   These regulations and accrediting standards also affect our ability to add new programs, acquire or open additional schools or locations or make certain changes to our corporate structure and ownership. From time to time, DOE, state licensing agencies and accrediting bodies may revise their requirements and modify their interpretations of existing requirements, which increases the difficulty of compliance.

   If any of our schools fail to comply with accrediting or state licensing requirements, they are subject to the loss of state licensure or accreditation, which in turn would result in a loss of eligibility to participate in Title IV Programs. If any of our schools violate any Title IV Program requirements, DOE may take any of the following adverse actions:

  . require the school to repay federal student financial aid disbursements and related costs to the government or lenders;

  . transfer the school from the "advance" system of payment of federal student financial aid funds to the "reimbursement" system of payment or cash monitoring, with corresponding interruptions in the school's cash flow;

  . place the school on provisional certification status, resulting in fewer due process rights in the event of an adverse regulatory action against the school and an inability to disburse Title IV Program funds for additional locations without advance DOE approval; or

  . commence a proceeding before an administrative law judge to impose a fine or to limit, suspend or terminate the participation of the school in Title IV Programs.

   Should one or more of our schools lose or suffer limited access to Title IV Program funds, that loss could have a materially adverse effect on our business and results of operations.

If any one of our schools fails to maintain its accreditation or state authorization, we will lose our ability to operate in that state and to participate in Title IV Programs.

   A school's eligibility to participate in Title IV Programs is dependent on licensure by each state in which the school is located. The requirements for licensure may vary substantially from state to state. Typically, state laws require that an institution demonstrate that it has the personnel, resources and facilities appropriate for its instructional programs. If one of our schools were to lose its state license, it could not operate in that state and would lose access to federal student financial aid, which would harm our business and results of operations.

   A school's eligibility to participate in Title IV Programs also depends on its maintaining accreditation by an accrediting entity that has been determined by DOE to be nationally recognized as a reliable authority regarding educational quality of the programs offered by a school. A school's accreditation may be suspended or withdrawn for cause, and a school must apply for a new grant of accreditation when its current grant expires.

   During calendar year 2001, the current grant of accreditation for one of our schools will expire. This school has submitted an application for a new grant of accreditation and is awaiting notification of the renewal of its accreditation. During calendar year 2002, the current grants of accreditation for five of our schools will expire, and they will be required to apply and qualify for new grants of accreditation. If one of our schools fails to qualify for a new grant of accreditation or otherwise fails to maintain its accreditation, such failure could have a material adverse effect on our business and results of operations.

   One of the schools we will acquire if the Argosy acquisition is completed, Western State University College of Law, has been requested by the Accreditation Committee of the American Bar Association ("ABA") to appear at a meeting of the Committee in January 2002 to show cause why the school should not be required to take appropriate remedial action, placed on probation or removed from the list of law schools provisionally approved by the ABA. Western State is addressing the concerns. Although there can be no assurance of the outcome, the Company does not anticipate that the school's provisional accreditation will be withdrawn at that time. If the school were to lose its ABA provisional accreditation, the school could continue to operate; however, the loss of ABA provisional accreditation could have an adverse effect on the results of operations of the school.

Our schools may lose their eligibility to participate in Title IV Programs if their current and former students' loan default rates are too high.

   We indirectly derived approximately 60% of our net revenues from Title IV Programs in fiscal 2001. Approximately 51% of our net revenues were indirectly derived from loans made under the Federal Family Education Loan, or FFEL, program and about 6.5% of our net revenues were indirectly derived from grants under the Pell grant program. The Higher Education Act, or HEA, and Title IV Program regulations provide that a school may lose its eligibility to participate in some or all Title IV Programs, including FFEL and Pell, if the school's cohort default rate exceeds 25% for a period of three consecutive federal fiscal years. In addition, a school whose FFEL cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in Title IV Programs limited, suspended or terminated. A school's cohort default rate for a federal fiscal year is the percentage of current or former student borrowers who are scheduled to begin repayment on their loans in that year who default on those loans by the end of the following year. None of our schools has had a cohort default rate on loans made under the FFEL program of 25% or greater for any of the last three consecutive federal fiscal years for which data are available. For federal fiscal year 1999, the most recent year for which such rates have been published, the average FFEL cohort default rate for borrowers at all for-profit institutions was 9.3%. For that year, the combined FFEL cohort default rate for all borrowers at our schools was 8.4%. Our individual schools' rates ranged from 0% to 15.6%. If any of our schools lose eligibility to participate in Title IV Programs, the loss of eligibility could have a material adverse effect on our business and results of operations.

Our schools may lose their eligibility to participate in Title IV Programs if the percentage of their revenues derived from those programs is too high.

   A for-profit school will lose its eligibility to participate in Title IV Programs for a period of one year if it derived more than 90% of its revenues on a cash basis from these programs in its most recent fiscal year. A school that violates this rule immediately becomes ineligible to participate in Title IV Programs. The institution may not reapply to regain its eligibility until the following fiscal year. Based upon our calculations, none of our schools received more than 90% of its revenues from Title IV Programs on a cash basis in fiscal 2001, with our highest institution receiving 74% of its revenues on a cash basis from Title IV Programs. On a consolidated basis, we received 66% of our revenues on a cash basis in fiscal 2001 from Title IV Programs. If any of our schools lose eligibility to participate in Title IV Programs, the loss of eligibility could have a material adverse effect on our business and results of operations.

If we fail to demonstrate "financial responsibility" to DOE, our schools may lose their eligibility to participate in Title IV Programs or have that eligibility adversely conditioned, which could have a material adverse effect on our business and results of operations.

   To participate in Title IV Programs, an institution must either satisfy numeric standards of financial responsibility or post a letter of credit in favor of DOE. The institution also might be forced to accept other conditions to its participation in Title IV Programs. Each year, based on financial information submitted by institutions that participate in Title IV Programs, DOE calculates three financial ratios for an institution: an equity ratio, a primary reserve ratio and a net income ratio. Each of these ratios is scored separately and then weighted and combined in a formula to determine the institution's "composite score," which is considered a measure of its financial responsibility. If an institution's composite score is 1.5 or above, it may continue its participation in Title IV Programs. If its composite score is between 1.0 and 1.4, it may continue to participate in Title IV Programs only under certain conditions of financial reporting and cash monitoring. If its composite score is less than 1.0, it may continue to participate in Title IV Programs only if it posts an irrevocable letter of credit payable to DOE in an amount equal to at least one-half of its total Title IV Program disbursements during its most recent award year (the period from July 1 to the following June
30). For fiscal 2001,
our calculations show that our composite score exceeded 1.5 on a consolidated basis and that the composite score of each of our schools also exceeded 1.5 on an individual basis. We cannot assure you that we, or our individual institutions, will continue to satisfy the composite score standards in the future. If we fail to satisfy the composite score standards, our schools may lose their eligibility to participate in Title IV Programs or have that eligibility adversely conditioned, which could have a material adverse effect on our business and results of operations.

If we fail to demonstrate "administrative capability" to DOE, our schools may lose their eligibility to participate in Title IV Programs, which could adversely affect our business and results of operations.

   DOE regulations specify extensive criteria that a school must satisfy in order to establish that it has the requisite "administrative capability" to participate in Title IV Programs. These criteria require, among other things, that the school:

  .   comply with all applicable federal student financial aid regulations;

  . have capable and sufficient personnel to administer the federal student financial aid programs;

  . have acceptable methods of defining and measuring the satisfactory academic progress of its students;

  . refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee or agent of the school has been engaged in any fraud or other illegal conduct involving Title IV Programs;

  .   provide financial aid counseling to its students; and

  . submit in a timely manner all reports and financial statements required by the regulations.

   Failure to satisfy any of these criteria could cause us to lose our ability to participate in Title IV Programs, which would have a material adverse effect on our business and results of operations.

If we pay a bonus, commission or other incentive payment based on success in securing enrollments or awarding financial aid to persons engaged in student recruiting and admissions or awarding financial aid, we will be subject to termination from Title IV Programs and may be forced to repay Title IV Program funds awarded from the time the prohibited payments were made.

   The HEA and DOE regulations forbid institutions from paying a bonus, commission or other incentive payment based directly or indirectly on success in securing financial aid or enrollments to any persons engaged in student recruiting or admissions activities or in making decisions regarding the awarding of student financial assistance. Because the law refers to "indirect" incentive payments, there is uncertainty among higher education institutions regarding what payments are permitted under the statute. Although DOE has indicated it may publish guidance to clarify the law in this area, it has not done so yet. We believe that we do not pay commissions or bonuses to our admissions representatives and financial aid personnel and that we compensate them solely through salary. Although we believe our policies and practices fully comply with the HEA and DOE regulations, there can be no assurance that DOE will not take a new or different view in the future. If we are in violation, the resulting disqualification from participation in Title IV Programs would have a material adverse effect on our business and results of operations.

We are subject to sanctions if we fail to calculate and make timely payment of refunds of Title IV Program funds for students who withdraw before completing their educational program.

   The HEA and DOE regulations require us to calculate refunds of unearned Title IV Program funds disbursed to students who withdraw from their education program before completing it. Such refunds generally must be paid within 30 days of the student's withdrawal. If refunds are not properly calculated and timely paid, institutions are subject to adverse actions by DOE. For five of our schools, we have posted letters of credit because our annually required independent audits revealed that they had been late in the payment of more than five percent of their refunds during at least one of their two most recent fiscal years. We have instituted new practices and procedures to expedite refunds, including the payment by electronic fund transfers. If we are sanctioned for failure to timely refund student aid funds, our business and results of operations could be adversely affected.

If regulators do not approve acquisitions that we make, the acquired school would not be permitted to participate in Title IV Programs.

   Because an acquisition is considered a change of ownership or control of the acquired institution under applicable regulatory standards, we must seek approval from DOE and most applicable state agencies and accrediting agencies when we acquire an institution. A change of ownership or control of an institution under DOE standards can result in the temporary suspension of the institution's participation in Title IV Programs, unless a timely and materially complete application for recertification is filed with DOE and DOE issues a temporary certification document. If we were unable to reestablish the state authorization, accreditation or DOE certification of an institution we acquired, that failure could have a material adverse effect on our business and results of operations.

   Additionally, if regulators do not approve any transaction constituting a change of control of us or any of our schools, we may lose our ability to participate in Title IV Programs. Some of these transactions or events, such as a significant acquisition or disposition of our common stock, may be beyond our control. The adverse regulatory effect of a change of ownership resulting in a change of control also could discourage bids for shares of our common stock at a premium and could have an adverse effect on the market price of our common stock.

DOE places all newly acquired institutions on provisional certification for at least three years, resulting in certain limitations on operations, which could have a negative effect on our business and results of operations.

   When an institution undergoes a change in ownership resulting in a change in control, which is the case with all institutions we acquire, DOE places that institution on provisional certification for a period of time not to exceed four calendar years. An institution on provisional certification with DOE possesses fewer rights than a fully certified institution to challenge or appeal DOE actions. Additionally, an institution on provisional certification must obtain DOE's advance approval before disbursing Title IV Program funds to students at additional locations the institution might open.

   Currently, five of our recently acquired schools are on provisional certification. One additional school is on provisional certification because of an unacceptable default rate for the Perkins loan program. Additionally, if DOE approves the Argosy and IFAC acquisitions, the schools we acquire in those transactions will be subject to provisional certification for up to four calendar years. Such limitations on our ability to operate could have a negative effect on our business and results of operations.

Even if we remain eligible to participate in Title IV Programs, Congress may change the law or reduce funding for such programs, which could harm our business.

   Congress reviews and revises the HEA, which is the law governing Title IV Programs, approximately every five years. The next such review of the HEA is scheduled to take place in 2003. Additionally, Congress determines the funding level for each Title IV Program on an annual basis. Any action by Congress that significantly reduces funding for Title IV Programs or the ability of our schools or students to participate in these programs could harm our business. For fiscal 2001, approximately 60% of our net revenue was derived from some form of government-sponsored financial aid received by the students enrolled in our schools. A reduction in government funding levels could lead to lower enrollments at our schools and require us to arrange for alternative sources of financial aid for our students. Lower student enrollments or our inability to arrange such alternative sources of funding could have a material adverse effect on our business and results of operations.

Regulatory agencies or third parties may commence investigations or bring claims or institute litigation against us, which may force us to expend significant resources or pay significant monetary awards.

   Because we operate in a highly regulated industry, we may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies or third parties, which may allege statutory violations, regulatory infractions or common law causes of action. If the results of the investigations are unfavorable to us, or if we are unable to defend successfully against such claims or lawsuits, we may be required to pay money damages or be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business. Even if we adequately address the issues raised by an agency investigation or successfully defend a lawsuit, we may have to devote significant money and management resources to address these issues, which could have a material adverse effect on our business and results of operations.

If our schools are unsuccessful in applying for any required continuation of accreditation or state authorization because this offering is considered a change in control, such loss of accreditation or authorization could have a material adverse effect on our business and results of operations.

   DOE and most states and accrediting agencies require notification and approval of a change in ownership resulting in a change in control, but they do not provide a uniform definition of change in control. We do not believe that this offering constitutes a change in ownership resulting in a change in control under the HEA or DOE regulations. Although the offering may require notice and approval by some state agencies, we do not expect any interruption of Title IV Program funding to result from the necessity of any such approvals. If one of our schools were to lose its eligibility to participate in Title IV Programs for a significant period of time pending an application to regain eligibility, or if it were determined not to be eligible, our business and results of operations could be materially adversely affected.

     Other Risks that Could Have a Material Adverse Effect on Our Business

If we fail to effectively manage our growth and integrate additional schools, this failure could have a material adverse effect on our business and results of operations.

   We have experienced significant growth since our inception. Rapid growth, whether in the short- or long-term, could place a strain on our management, operations, employees and resources. We cannot be sure that we will be able to effectively manage our expanding operations or successfully integrate or profitably operate any new or acquired institutions. Growth through expansion or acquisition involves a number of risks, including:

  . diversion of our management's attention from normal operating activities;

  . devotion of significant resources to the integration of an acquired school's operations;

  .   adverse short-term effects on our reported operating results;

  .   potential loss of key employees;

  . inability to find appropriate personnel to manage our expanding operations; and

  . the possibility that new or acquired schools will be subject to unanticipated business or regulatory uncertainties or liabilities.

   In addition, our acquisition of a school would constitute a change in ownership of that school and could affect its eligibility to participate in Title IV Programs until we obtain DOE's approval of the change in control. If we fail to effectively manage our expansion and acquisition program, it could have a material adverse effect on our business and results of operations.

Failure on our part to effectively identify, establish and acquire additional schools could adversely affect our ability to implement our growth strategy.

   As part of our business strategy, we intend to continue to expand our operations through the establishment of new schools and the acquisition of existing institutions. We cannot be sure that we will be able to identify suitable expansion or acquisition opportunities in order to maintain or accelerate our current growth rate, or that we will be able to successfully integrate or profitably operate any new or acquired institutions. A failure by us to continue to effectively identify, establish and acquire additional schools could adversely affect our ability to implement our growth strategy.

If we fail to complete the Argosy acquisition, our growth may be adversely affected and investors will not have the opportunity to assess whether the proceeds of this offering are being used appropriately.

   The closing of the Argosy acquisition is subject to several conditions. On September 27, 2001, we closed in escrow our purchase of 4.9 million shares of Argosy common stock beneficially owned by Argosy's principal shareholder, subject to an automatic rescission of the transaction if the escrow is not released by December 31, 2001. Additionally, we have agreed to acquire all of the other outstanding shares of Argosy common stock in a merger transaction. On October 31, 2001, the merger transaction was approved by Argosy's shareholders. The release of the shares of Argosy common stock held in escrow will not occur prior to the completion of the merger. The merger remains subject to receipt of final DOE regulatory approval and satisfaction of certain other closing conditions. We cannot guarantee that the merger will be completed. If the Argosy acquisition is not completed, our growth may be adversely affected. In addition, our management will have broad discretion with respect to the use of the proceeds of this offering, and investors would not have the opportunity, as part of their investment decision, to assess whether the proceeds of this offering are being used appropriately.

We will incur significant expenses in connection with the Argosy merger and, to the extent that these expenses are not offset by efficiencies related to the integration of the businesses, our business and results of operations could be materially adversely affected.

   We expect to incur additional expenses, which may be significant, as we integrate our operations with the operations of Argosy. Although we expect that eliminating duplicative costs and realizing other efficiencies related to the integration of the businesses will offset these additional expenses over time, we cannot be sure that the merger will have a positive impact on earnings per share. To the extent that these efficiencies do not offset costs related to the integration of Argosy, our business and results of operations could be materially adversely affected.

The difficulties involved in integrating our business with Argosy's may divert our management's attention and materially adversely affect our business and results of operations.

   The merger with Argosy will require us to integrate the operations of two companies that previously have operated independently. The potential difficulties of combining the companies' operations include:

  . maintaining student service and equipment standards while attempting to more efficiently use the assets and physical locations of the combined company;

  .   integrating personnel with diverse business backgrounds;

  . enrolling sufficient students at the combined company's schools to enable the combined company to maintain historical growth rates; and

  .   integrating the information technology systems of the two companies.

   The integration process could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's schools and the loss of key personnel. The diversion of our management's attention and any delays or other difficulties encountered in connection with the integration process and the operation of the combined company could have a material adverse effect on our business and results of operations.

Our valuations of an acquired school's goodwill may not accurately reflect its value, and under newly adopted accounting rules we could be required to write off the difference between the appraised value and the book value.

   When we acquire an existing school, we typically allocate a significant portion of the purchase price for such school to goodwill and other intangibles (e.g., accreditation and curricula). We generally amortize identified intangible assets other than goodwill over periods of three to fifteen years following their purchase. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which we adopted as of July 1, 2001, we are required to test at least annually for impairment of goodwill at the reporting unit level. We cannot guarantee that our valuation of an acquired school's goodwill will prove to reflect its true value, and the resulting charge that we would be required to take if its appraised value is less than its book value could have a material adverse effect on our results of operations.

Failure to adequately respond to changes in market needs and technologies could have a material adverse effect on our business and results of operations.

   Many prospective employers of our graduates increasingly demand that their entry-level employees possess practical technological or professional skills. Education programs at our schools must keep pace with such shifting requirements. Our inability to adequately respond to changes in market requirements due to financial constraints, technological change or other factors could have a material adverse effect on our business and results of operations.

Competitors may harm our business by operating more effectively or more efficiently in our market.

   The postsecondary education market is highly competitive. Our schools compete with traditional public and private two-year and four-year colleges and universities and other for-profit schools, including those that offer distance learning programs. Certain public and private colleges and universities may offer programs similar to those of our schools. Public institutions are often able to charge lower tuition than our schools, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial resources not available to for-profit schools like ours. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do, which may allow them to have greater success in our market.

Alternative sources of loans for our students may decrease or cease to be available.

   Increasing numbers of our students rely on borrowing from sources other than those available through Title IV Programs and other state and federal assistance programs. For the year ended June 30, 2001, approximately five percent of our tuition revenue was derived from such alternative private lending sources. Although there currently are non-recourse loan programs available to our students from a number of private sources, the continued availability of those sources is dependent on factors over which we have little or no control, including the extent to which student borrowers repay their loans, general economic conditions affecting the supply of money and interest rates and the perceived creditworthiness of our applicants. We can provide no assurance that there always will be sufficient sources of alternative loans to enable us to enroll students at current rates.

Our future success depends in part upon our ability to recruit and retain key personnel.

   Our success to date has been, and our continuing success will be, substantially dependent on the continued services of our executive officers and other key personnel, who generally have extensive experience in the industry and have been employed by us for substantial periods of time. If we ceased to employ any of these integral personnel and failed to manage a smooth transition to new personnel, our business could suffer.

   Our success also depends, in large part, upon our ability to attract and retain highly qualified faculty and school presidents and administrators. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel to fill open positions, and retaining such personnel once hired. The loss of the services of any key employees, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have an adverse effect on our business and results of operations.

Capacity constraints or disruptions in our computer systems could damage our reputation and limit our ability to attract and retain students, which could have an adverse effect on our business and results of operations.

   The performance and reliability of our computer network infrastructure is critical to our reputation and our ability to attract and retain students. Any system error or failure, or a sudden and significant increase in enrollments, may result in the unavailability of access to our programs. Individual, sustained or repeated occurrences of these events could significantly damage our reputation and result in a loss of potential and existing students. We cannot assure you that we will be able to expand our program infrastructure on a timely basis sufficient to meet demand for our programs.

   Our computer systems and operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. In addition, our computer networks and systems may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. We presently have only a limited amount of back-up alternatives and the capital expenditures necessary to repair or protect our computer systems could be substantial. Any interruption to our computer systems or operations could have an adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This fluctuation may result in volatility or have an adverse effect on the market price of our common stock.

   We experience, and we expect to continue to experience, seasonal fluctuations in our revenue. Historically, our quarterly revenues and income have been lowest in the first quarter (July to September) of our fiscal year because fewer students are enrolled during the summer months. Additionally, we incur significant expenses in preparing for the peak in enrollment in our second quarter (October to December), and we expect this trend to continue. These seasonal fluctuations in our operating results could result in volatility or have an adverse effect on the market price of our common stock. In addition, as our revenues continue to grow, these seasonal fluctuations may become more evident.

Our principal shareholders own a significant amount of our stock and may exert significant influence on our business, which could create potential conflicts of interest with our other shareholders or affect the value of our common stock.

   As of October 1, 2001, our executive officers and directors and our Employee Stock Ownership Plan, or the ESOP collectively owned approximately 29.9% of the outstanding shares of our common stock. In particular, as of October 1, 2001, the ESOP and our Chairman and Chief Executive Officer owned approximately 15.3% and 10.9%, respectively. As a result of such concentration of ownership, if our employees, through the ESOP, and our executive officers and directors vote together, they will have the ability to exert significant influence on our policies and affairs and corporate actions requiring shareholder approval, including the election of members of our Board of Directors. This concentration also could have the effect of delaying, deferring or preventing a change of control, including any business combination with an unaffiliated party, and could affect the price that investors might be willing to pay in the future for shares of our common stock.

Anti-takeover provisions in our charter documents could make an acquisition of us difficult and could serve as a disincentive for parties considering an acquisition of us.

   Certain provisions of our articles of incorporation and by-laws, together with the terms of our rights plan, could have the effect of delaying, deferring or preventing a change of control not approved by our Board of Directors. Such provisions include:

  .   a classified board of directors;

  .   advance notice requirements for shareholder proposals and nominations;

  . a requirement that the holders of two-thirds of our common stock approve the amendment, alteration or repeal of certain provisions of our articles and by-laws; and

  . the authorization of the Board of Directors to fix the rights and preferences of, and issue shares of, our preferred stock, $.01 par value per share, without further action by our shareholders.

These provisions could have the effect of delaying, deferring or preventing a change of control, including any business combination with an unaffiliated party, and could affect the price that investors might be willing to pay in the future for shares of our common stock.

Terrorist attacks and the possibility of wider armed conflict may have an adverse effect on the U.S. economy and may disrupt our provision of educational services.

   Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse effect on our operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact our physical facilities could significantly affect our ability to provide educational services to our students and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our operations and result in prospective students, as well as our current students and employees, entering the armed services. These factors could cause significant declines in our enrollment and could have a material adverse effect on our business and results of operations.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements." These forward-looking statements include, without limitation, statements about our market opportunity, strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. You can identify these statements by the use of words like "may," "will," "could," "should," "would," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations expressed or implied by these forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section and elsewhere in this prospectus. Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this prospectus.

               OUR PLANS TO ACQUIRE ARGOSY EDUCATION GROUP, INC.

   In July 2001, we entered into agreements to acquire all of the outstanding shares of common stock of Argosy, for total cash consideration of approximately $79.1 million. On September 27, 2001, we closed in escrow our purchase of 4.9 million shares of Argosy that were beneficially owned by Argosy's principal shareholder, which amount constituted approximately 75% of Argosy's outstanding shares. On October 31, 2001, Argosy's shareholders approved the merger transaction. The acquisition has received preliminary approval from DOE. The completion of the acquisition is subject to, among other things, final DOE approval, which we expect to receive by the end of calendar year 2001.

   Founded in 1975, Argosy is a leading provider of doctoral and master's programs in clinical psychology and education. Argosy also offers doctoral, master's and bachelor's degree programs in business administration, law degrees, bachelor's degrees in psychology and associate's degree programs in various health sciences fields. Argosy operates 12 Argosy University primary campuses and six extension sites in ten states, as well as Western State University College of Law in California. Argosy University is accredited by the North Central Association of Colleges and Schools, or NCA, and Western State is accredited by the Western Association of Schools and Colleges and provisionally accredited by the American Bar Association, all of which are recognized by DOE. Argosy also is a leading provider of courses and materials for postgraduate licensure examinations in human services fields and provides continuing education courses for K-12 educators.

   For the 2000-2001 school year, approximately 53% of Argosy's 5,867 students were enrolled in doctoral programs, 8% in law degree programs, 24% in master's degree programs and 16% in undergraduate degree programs. These enrollment figures do not include students at John Marshall School of Law or PrimeTech Institute, which we will not acquire. For its fiscal year ended August 31, 2001, Argosy reported revenue of $58.2 million and a net loss of $1.7 million. Excluding the operations of John Marshall School of Law and PrimeTech, revenues for the fiscal year ended August 31, 2001 would have been $55.8 million and net income would have been $1.9 million.

   Effective September 1, 2001, NCA approved the consolidation of Argosy's three largest education institutions, the American Schools of Professional Psychology, the University of Sarasota and the Medical Institute of Minnesota, into Argosy University. The reorganization is intended to achieve several strategic advantages, including economies of scale associated with operating as one entity, simplified accrediting and regulatory processes and streamlined corporate governance. Argosy also received approval to open its thirteenth primary campus, to be located in Dallas, Texas, and to make 42 introductions of its existing education programs throughout Argosy University by September 2002.

   For a more detailed description of the agreements that we have entered into in connection with our pending acquisition of Argosy and certain other financial information relating to Argosy, you are urged to read our filings with the Securities and Exchange Commission that have been incorporated by reference in this prospectus.

                                USE OF PROCEEDS

   We will receive net proceeds of approximately $111.2 million from the sale of 3,634,133 shares of common stock (and an additional $16.4 million from the sale of 530,548 shares if the underwriters' over-allotment option is exercised in full) at the public offering price of $32.50 per share, after deducting underwriting commissions and discounts and estimated expenses payable by us. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

   We intend to use the net proceeds from the sale of the shares offered by us in this offering to repay indebtedness under our credit facility and to fund the purchase price for the Argosy transaction. The purchase price for the Argosy acquisition is $79.1 million (of which $58.8 million is presently in escrow in the form of a letter of credit). Our credit facility has a maturity date of September 20, 2004, and the amount outstanding under the facility was $29.3 million at September 30, 2001. As of October 1, 2001, the average interest rate on borrowings under our revolving credit facility was 5.25% per annum. We use borrowings under our credit facility for working capital purposes, including borrowings of $25.0 million (which is presently in escrow) relating to the IFAC acquisition. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing instruments. If the Argosy transaction does not close, the net proceeds will be available for working capital purposes, including future acquisitions.

                                DIVIDEND POLICY

   We have not declared or paid any cash dividends on our common stock during our last two fiscal years. We currently intend to retain future earnings, if any, to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit facility restricts our payment of dividends.

                        MARKET PRICE OF OUR COMMON STOCK

   On November 28, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $32.50 per share. The following table sets forth for the periods indicated below the high and low last reported sales price per share of our common stock:

                                                                   High   Low
                                                                  ------ ------
Fiscal 2000
  First Quarter.................................................. $21.13 $12.38
  Second Quarter.................................................  14.81   8.69
  Third Quarter..................................................  14.63  11.00
  Fourth Quarter.................................................  18.69  14.88

Fiscal 2001
  First Quarter.................................................. $26.94 $17.75
  Second Quarter.................................................  38.38  24.75
  Third Quarter..................................................  37.81  26.06
  Fourth Quarter.................................................  40.05  28.92

Fiscal 2002
  First Quarter.................................................. $45.54 $24.40
  Second Quarter (through November 28, 2001).....................  38.62  30.05

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001:

  .   on an actual basis; and

  . on a pro forma as adjusted basis to give effect to: (1) the acquisition of Argosy; (2) the sale by us of 3,634,133 shares at the public offering price of $32.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (3) the application of the estimated net proceeds.

   The table excludes:

  . 3,656,943 shares subject to options outstanding as of September 30, 2001; and

  . 1,514,152 shares reserved for issuance under our stock incentive plans and employee stock purchase plan as of September 30, 2001.

   This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

                                                                As of
                                                          September 30, 2001
                                                        ------------------------
                                                                     Pro
                                                                    Forma
                                                                     As
                                                         Actual    Adjusted
                                                        --------  ---------
                                                           (unaudited)
                                                        (in thousands, except
                                                             share data)
Cash and cash equivalents.............................. $  6,974  $ 18,814
                                                        ========  ========
Long-term debt (including current portion)............. $ 29,407  $ 12,946
                                                        --------  --------
Shareholders' investment:
  Common stock, $.01 par value; 60,000,000 shares
   authorized; 30,479,880 and 34,114,013 shares
   issued..............................................      305       341
  Additional paid-in capital...........................  108,092   219,300
  Treasury stock (125,658 shares at cost) .............   (2,083)   (2,083)
  Retained earnings....................................   56,760    56,760
                                                        --------  --------
  Total shareholders' investment.......................  163,074   274,318
                                                        --------  --------
    Total capitalization............................... $192,481  $287,264
                                                        ========  ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus. The selected data set forth below for each of the five years in the period ended June 30, 2001 have been derived from our audited consolidated financial statements. The selected data for the three months in the periods ended September 30, 2000 and 2001 have been derived from our unaudited condensed consolidated financial statements. These historical results are not necessarily indicative of our future results.

                                                                          Three Months
                                                                         Ended September
                                      Year Ended June 30,                      30,
                          ---------------------------------------------- ---------------
                            1997     1998      1999      2000     2001    2000    2001
                          -------- --------  --------  -------- -------- ------- -------
                                                                             (unaudited)
                                     (in thousands, except per share data)
Consolidated Statement
 of Income Data:
 Net revenues...........  $182,849 $221,732  $260,805  $307,249 $370,681 $72,561 $91,874
 Costs and expenses:
  Educational services..   120,918  147,336   170,742   201,187  242,313  52,996  67,132
  General and
   administrative.......    41,036   48,094    57,162    66,209   76,716  16,686  20,724
  Amortization of
   intangibles..........     2,076    1,611     1,203     1,511    1,977     368     309
                          -------- --------  --------  -------- -------- ------- -------
                           164,030  197,041   229,107   268,907  321,006  70,050  88,165
                          -------- --------  --------  -------- -------- ------- -------
 Income before interest
  and taxes.............    18,819   24,691    31,698    38,342   49,675   2,511   3,709
  Interest expense
   (income), net........     1,603       (3)     (113)      726    2,275     615     479
                          -------- --------  --------  -------- -------- ------- -------
 Income before income
  taxes.................    17,216   24,694    31,811    37,616   47,400   1,896   3,230
  Provision for income
   taxes................     7,231   10,372    13,059    15,086   18,422     740   1,247
                          -------- --------  --------  -------- -------- ------- -------
 Net income.............  $  9,985 $ 14,322  $ 18,752  $ 22,530 $ 28,978 $ 1,156 $ 1,983
                          ======== ========  ========  ======== ======== ======= =======
 Earnings per share(1):
  Basic.................  $    .40 $    .50  $    .64  $    .78 $    .97 $   .04 $   .07
                          ======== ========  ========  ======== ======== ======= =======
  Diluted...............  $    .36 $    .48  $    .61  $    .75 $    .93 $   .04 $   .06
                          ======== ========  ========  ======== ======== ======= =======
 Weighted average number
  of common shares
  outstanding(2):
  Basic.................    23,878   28,908    29,314    28,964   29,742  29,076  30,336
  Diluted...............    27,342   29,852    30,615    29,921   31,016  30,778  32,134

                                                                            As of
                                        As of June 30,                  September 30,
                         -------------------------------------------- ------------------
                           1997     1998     1999     2000     2001     2000      2001
                         -------- -------- -------- -------- -------- --------  --------
                                                                           (unaudited)
                                                 (in thousands)
Consolidated Balance
 Sheet Data:
 Cash and cash
  equivalents........... $ 33,227 $ 47,310 $ 32,871 $ 39,538 $ 47,290 $  5,938  $  6,974
 Working capital........   12,708   27,526   10,521    3,822   11,513  (30,467)  (46,497)
 Total assets...........  126,292  148,783  178,746  240,675  283,946  220,343   289,189
 Long-term debt
  (including
  current portion)......   34,031   38,382   37,231   64,283   53,660   31,241    29,407
 Shareholders'
  investment............   57,756   73,325   96,805  112,950  159,949  115,989   163,074

--------
(1) Net income used to calculate earnings per share for 1997 was reduced by transactions related to shares of our series A preferred stock, which were redeemed or converted in fiscal 1997. Net income for the basic earnings per share calculation was reduced by an aggregate of $403,000 for a redemption premium and accrued but not paid dividends, and by $83,000 for dividends paid. Net income for the diluted earnings per share calculation was reduced by $83,000 for dividends paid.
(2) The weighted average shares outstanding used to calculate basic earnings per share does not include potentially dilutive securities (such as stock options, warrants and convertible preferred stock). Diluted earnings per share includes, where dilutive, the equivalent shares of common stock calculated under the treasury stock method for the assumed exercise of options and warrants and conversion of shares of series A preferred stock.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

   The information presented reflects the Argosy acquisition and the sale of shares by us pursuant to this offering. The unaudited pro forma consolidated statements of income combine our and Argosy's historical consolidated statements of income, giving effect to the merger and this offering as if they had occurred on the first day of the period for which the income statement is presented. The unaudited pro forma condensed consolidated balance sheet combines our historical consolidated balance sheet and the historical consolidated balance sheet of Argosy, giving effect to the merger and this offering as if they had occurred on September 30, 2001. Since Argosy has a fiscal year end of August 31, the historical information included in the pro forma consolidated statements of income has been derived from Argosy's operating results for the twelve months ended May 31, 2001 and for the three months ended August 31, 2001.

   The pro forma financial information reflects the purchase method of accounting for the acquisition of Argosy, and accordingly is based on estimated purchase accounting adjustments that are subject to further revision depending upon completion of appraisals of the fair value of Argosy's assets and liabilities.

   This information should be read in conjunction with:

  . the accompanying notes to the unaudited pro forma consolidated financial statements;

  . our separate historical financial statements included elsewhere in this prospectus under "Index to Consolidated Financial Statements";

  . our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus; and

  . the separate historical financial statements of Argosy, which are contained in our Form 8-K/A dated October 30, 2001 and our Form 8-K dated November 28, 2001.

   The pro forma data is not necessarily indicative of the results of operations and financial position that would have been achieved had the acquisition been completed on the dates indicated or of future operations of the combined company.

                   Pro Forma Consolidated Statement of Income

                                                                                                 Pro Forma
                                                                                                As Adjusted
                                                   Adjustments                                    for the
                                         Argosy    for Assets                                     Argosy
                            EDMC         Twelve        Not                                      Acquisition
                         Year Ended   Months Ended Acquired by  Acquisition        Offering      and this
                          6/30/01       5/31/01      EDMC(2)    Adjustments       Adjustments    Offering
                         ----------   ------------ ----------- -------------      -----------   -----------
                                           (in thousands, except per share amounts)
 Net Revenues...........  $370,681      $51,855      $(2,598)    $     --           $    --      $419,938
 Costs and expenses:
  Educational
   services.............   242,313       24,381       (2,008)      13,472 (3)            --       278,158
  General and
   administrative.......    76,716       24,042       (1,903)     (13,493)(3)            --        85,362
  Amortization of
   intangibles..........     1,977(1)       391          (59)       1,468 (4)(5)         --         3,777
                          --------      -------      -------     --------           -------      --------
                           321,006       48,814       (3,970)       1,447                --       367,297
                          --------      -------      -------     --------           -------      --------
 Income from
  operations............    49,675        3,041        1,372       (1,447)               --        52,641
 Losses attributable to
  John Marshall School
  of Law................        --        1,605       (1,605)          --                --            --
 Other expense
  (income)..............        --           (3)          41          (38)(3)            --            --
                          --------      -------      -------     --------           -------      --------
 Income before interest
  and taxes.............    49,675        1,439        2,936       (1,409)               --        52,641
 Interest expense
  (income), net.........     2,275         (249)         (11)       1,113 (6)        (1,915)(8)     1,213
                          --------      -------      -------     --------           -------      --------
 Income before income
  taxes.................    47,400        1,688        2,947       (2,522)            1,915        51,428
 Provision for income
  taxes.................    18,422        1,017        1,149         (984)(7)           748 (7)    20,352
                          --------      -------      -------     --------           -------      --------
 Net income.............  $ 28,978      $   671      $ 1,798     $ (1,538)          $ 1,167      $ 31,076
                          ========      =======      =======     ========           =======      ========
 Per Share Data:
  Basic:
   Net income...........  $    .97                                                               $    .93
                          ========                                                               ========
   Weighted average
    number of shares
    outstanding.........    29,742                                                    3,634 (9)    33,376
  Diluted:
   Net income...........  $    .93                                                               $    .89
                          ========                                                               ========
   Weighted average
    number of shares
    outstanding.........    31,106                                                    3,634 (9)    34,740

-------
(1) Annual goodwill amortization expense will decrease by approximately $1.0 million upon the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."
(2) The historical results of John Marshall School of Law and PrimeTech Institute have been eliminated because we are not acquiring these entities in the Argosy transaction.
(3) The Argosy results have been reclassified to conform with our presentation.
(4) The historical amortization of intangibles of Argosy has been eliminated because new values were assigned to intangible assets and goodwill at the acquisition date. Under SFAS No. 142, "Goodwill and Other Intangible Assets," the goodwill that resulted from the Argosy acquisition will not be amortized.
(5) Our pro forma statements have been adjusted to reflect one full year of amortization of intangibles based on the new values and useful lives assigned at the time of the Argosy acquisition. Subject to the finalization of an appraisal, the excess of the purchase price over the value of Argosy's tangible assets has been assigned to intangible assets and goodwill. These intangible assets have a value of approximately $9.0 million and have an average useful life of five years.
(6) Our pro forma statements have been adjusted to reflect the additional interest expense related to the Argosy acquisition at an interest rate of 6.73%, the weighted average interest rate paid on our borrowings under the credit facility during fiscal 2001. As of October 1, 2001, the average interest rate on borrowings under our credit facility was 5.25%.
(7) A 39.0% combined state and federal statutory rate was assumed in calculating the income tax effect of the pro forma adjustments.
(8) Our net proceeds from this offering, estimated to be $111.2 million, will be applied to reduce outstanding debt under the credit facility. Accordingly, pro forma interest expense was reduced by approximately $1.9 million.
(9) The weighted average number of shares of common stock outstanding used to calculate pro forma earnings per share includes this offering of 3,634,133 shares of common stock by us.

                   Pro Forma Consolidated Statement of Income

                                                                                      Pro Forma
                                                                                     As Adjusted
                          EDMC   Argosy   Adjustments                                  for the
                          Three   Three   for Assets                                   Argosy
                         Months  Months       Not                                    Acquisition
                          Ended   Ended   Acquired by  Acquisition       Offering     and this
                         9/30/01 8/31/01    EDMC(1)    Adjustments      Adjustments   Offering
                         ------- -------  ----------- -------------     -----------  -----------
                                       (in thousands, except per share amounts)
 Net Revenues........... $91,874 $15,570    $  (261)     $    --           $  --      $107,183
 Costs and expenses:
  Educational
   services.............  67,132  10,138     (1,168)       5,106 (2)          --        81,208
  General and
   administrative.......  20,724  10,724     (2,515)      (5,095)(2)          --        23,838
  Amortization of
   intangibles..........     309     206        (21)         265 (3)(4)       --           759
                         ------- -------    -------      -------           -----      --------
                          88,165  21,068     (3,704)         276              --       105,805
                         ------- -------    -------      -------           -----      --------
 Income from
  operations............   3,709 (5,498)      3,443         (276)             --         1,378
 Losses attributable to
  John Marshall School
  of Law................      --      --         --          (11)(3)          --            --
 Other expense
  (income)..............      --      11         --           --              --            --
                         ------- -------    -------      -------           -----      --------
 Income before interest
  and taxes.............   3,709  (5,509)     3,443         (265)             --         1,378
 Interest expense
  (income), net.........     479      73          2          208 (5)        (529)(7)       233
                         ------- -------    -------      -------           -----      --------
 Income before income
  taxes.................   3,230  (5,582)     3,441         (473)            529         1,145
 Provision for income
  taxes.................   1,247  (2,141)     1,422         (184)(6)         206 (6)       550
                         ------- -------    -------      -------           -----      --------
 Net income............. $ 1,983 $(3,441)   $ 2,019      $  (289)          $ 323      $    595
                         ======= =======    =======      =======           =====      ========
 Per Share Data:
  Basic:
   Net income........... $   .07                                                      $    .02
                         =======                                                      ========
   Weighted average
    number of shares
    outstanding.........  30,336                                           3,634 (8)    33,970
  Diluted:
   Net income........... $   .06                                                      $    .02
                         =======                                                      ========
   Weighted average
    number of shares
    outstanding.........  32,134                                           3,634 (8)    35,768

-------
(1) The historical results of John Marshall School of Law and PrimeTech Institute have been eliminated because we are not acquiring these entities in the Argosy transaction.
(2) The Argosy results have been reclassified to conform with our presentation.
(3) The historical amortization of intangibles of Argosy has been eliminated because new values were assigned to intangible assets and goodwill at the acquisition date. Under SFAS No. 142, "Goodwill and Other Intangible Assets," the goodwill that resulted from the Argosy acquisition will not be amortized.
(4) Our pro forma statements have been adjusted to reflect three months of amortization of intangibles based on the new values and useful lives assigned at the time of the Argosy acquisition. Subject to the finalization of an appraisal, the excess of the purchase price over the value of Argosy's tangible assets has been assigned to intangible assets and goodwill. These intangible assets have a value of approximately $9.0 million and have an average useful life of five years.
(5) Our pro forma statements have been adjusted to reflect the additional interest expense related to the Argosy acquisition at an interest rate of 4.54%, the weighted average interest rate paid on our borrowings under the credit facility during the three months ended September 30, 2001.
(6) A 39.0% combined state and federal statutory rate was assumed in calculating the income tax effect of the pro forma adjustments.
(7) Our net proceeds from this offering, estimated to be $111.2 million, will be applied to reduce outstanding debt under the credit facility. Accordingly, pro forma interest expense was reduced by approximately $500,000.
(8) The weighted average number of shares of common stock outstanding used to calculate pro forma earnings per share includes this offering of 3,634,133 shares of common stock by us.

                 Pro Forma Condensed Consolidated Balance Sheet

                                                                                                 Pro Forma
                                                                                                As Adjusted
                                                      Adjustments                                 for the
                                                      for Assets                                  Argosy
                                                          Not                                   Acquisition
                              EDMC         Argosy     Acquired by  Acquisition    Offering       and this
                          As of 9/30/01 As of 8/31/01   EDMC(1)   Adjustments(2) Adjustments     Offering
                          ------------- ------------- ----------- -------------- -----------    -----------
                                                          (in thousands)
Assets:
 Cash and cash
  equivalents...........    $  6,974       $11,840      $    --     $ (79,822)    $ 79,822       $ 18,814
 Receivables, net.......      23,948         3,656         (482)           --           --         27,122
 Other current assets...      19,275         3,661          (42)           --           --         22,894
                            --------       -------      -------     ---------     --------       --------
 Total current assets...      50,197        19,157         (524)      (79,822)      79,822         68,830
                            --------       -------      -------     ---------     --------       --------
 Property and equipment,
  net...................     158,564        22,387       (1,115)           --           --        179,836
 Deferred income taxes
  and other long-term
  assets................      11,934         3,431       (1,669)           --           --         13,696
 Intangible assets......      12,251           141          (34)        8,893           --         21,251
 Goodwill...............      56,243        10,593         (581)       49,523           --        115,778
                            --------       -------      -------     ---------     --------       --------
 Total assets...........    $289,189       $55,709      $(3,923)    $ (21,406)    $ 79,822       $399,391
                            ========       =======      =======     =========     ========       ========

Liabilities and
 Shareholders'
 Investment:
 Current liabilities....    $ 96,694       $13,966      $  (984)    $      --     $   (606)      $109,070
 Long-term debt, less
  current portion.......      29,360        14,497          (95)           --      (30,816)(3)     12,946
 Other long-term
  liabilities...........          61         3,031          (35)           --           --          3,057
                            --------       -------      -------     ---------     --------       --------
 Total liabilities......     126,115        31,494       (1,114)           --      (31,422)       125,073
Shareholders'
 investment.............     163,074        24,215       (2,809)      (21,406)     111,244 (3)    274,318
                            --------       -------      -------     ---------     --------       --------
 Total liabilities and
  shareholders'
  investment............    $289,189       $55,709      $(3,923)    $ (21,406)    $ 79,822       $399,391
                            ========       =======      =======     =========     ========       ========

-------
(1) The assets and liabilities of John Marshall School of Law and PrimeTech Institute have been eliminated because we are not acquiring these entities in the Argosy transaction.
(2) The preliminary allocation of the estimated purchase price to assets acquired and liabilities assumed as of September 30, 2001 is as follows:

           Purchase price.......................................... $79,072
           Estimated acquisition cost..............................     750
                                                                    -------
                                                                    $79,822
                                                                    =======
           Net book value of assets acquired....................... $21,406
           Less: Intangible assets of Argosy....................... (10,119)
           Adjustments to fair value:
             Identifiable intangible assets........................   9,000
             Goodwill..............................................  59,535
                                                                    -------
                                                                    $79,822
                                                                    =======

(3) Our net proceeds from this offering, estimated to be $111.2 million, will be applied to fund the Argosy acquisition and to repay indebtedness under the credit facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

Background

   We are among the largest private providers of postsecondary education in the United States, based on student enrollment and revenues. Through The Art Institutes, we offer bachelor's and associate's degree programs and non-degree programs in the areas of design, media arts, culinary arts and fashion. We have provided career-oriented education programs for over 35 years, and our schools have more than 125,000 graduates. As of June 30, 2001, we operated 24 schools in 20 major metropolitan areas throughout the United States.

   Net revenues, income before interest and taxes and net income increased in each of the last two years. Net revenues are presented after deducting refunds, scholarships and other adjustments. Net revenues increased 42.1% to $370.7 million in 2001 from $260.8 million in 1999. Income before interest and taxes increased 56.7% to $49.7 million in 2001 from $31.7 million in 1999. Net income increased by 54.5% to $29.0 million in 2001 from $18.8 million in 1999. Average quarterly student enrollment at our schools was 25,549 in 2001 compared to 19,325 in 1999. The increase in average enrollment relates to, among other factors, new education programs and additional school locations, along with expanded bachelor's degree and evening degree program offerings.

   Our net revenues consist of tuition and fees, student housing fees and student supply store and restaurant sales. In 2001, we derived 89.8% of our net revenues from net tuition and fees paid by, or on behalf of, our students. Tuition revenue generally varies based on the average tuition charge per credit hour and the average student population. Student supply store and housing revenue is largely a function of the average student population. The average student population is influenced by the number of continuing students attending school at the beginning of a fiscal period and by the number of new students entering school during such period. New students enter The Art Institutes at the beginning of each academic quarter, which typically commence in January, April, July and October. We believe that the size of our student population is influenced by the number of graduating high school students, the attractiveness of our program offerings, the effectiveness of our marketing efforts, changes in technology, the persistence of our students, the length of our education programs and general economic conditions. The introduction of additional program offerings at existing schools and the establishment of new schools (through acquisition or start-up) are important factors influencing our average student population.

   Tuition increases have been implemented in varying amounts in each of the past several years. Historically, we have been able to pass along cost increases through increases in tuition. We believe that we can continue to increase tuition as educational costs at other postsecondary institutions, both public and private, continue to rise. Our schools implemented tuition rate increases averaging approximately 7% during 2001. Tuition rates vary by geographic region, but are generally consistent by program at the respective schools.

   The majority of students at The Art Institutes rely on funds received under various government-sponsored student financial aid programs, especially Title IV Programs, to pay a substantial portion of their tuition and other education-related expenses. For the year ended June 30, 2001, approximately 60% of our net revenues were indirectly derived from Title IV Programs.

   Educational services expense consists primarily of costs related to the development, delivery and administration of our education programs. Major cost components are faculty compensation, administrative salaries, costs of educational materials, facility and school occupancy costs, information systems costs, bad debt expense and depreciation and amortization of property and equipment. Our faculty comprised approximately 46% full-time and 54% part-time employees in 2000 and approximately 49% full-time and 51% part-time employees in 2001.

   General and administrative expense consists of marketing and student admissions expenses and certain central staff departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to our students. We have centralized many of these services to gain consistency in management reporting, efficiency in administrative effort and control of costs.

   Amortization of intangibles relates to the values assigned to identifiable intangible assets and goodwill. These intangible assets arose principally from the acquisitions of the schools discussed below.

  . In October 1998, we acquired the assets of Socrates Distance Learning Technologies Group for approximately $0.5 million in cash. This acquisition was made to further the development of our distance learning capabilities.

  . In August 1999, we acquired the American Business & Fashion Institute in Charlotte, North Carolina for approximately $0.5 million in cash. The school was renamed The Art Institute of Charlotte.

  . In August 1999, we acquired Massachusetts Communications College in Boston, Massachusetts for approximately $7.2 million in cash. The school has been renamed The New England Institute of Art &
      Communications.

  . In October 2000, we acquired the outstanding stock of The Art Institute of California located in San Diego, California for approximately $9.8 million in cash.

  . In April 2001, we acquired The Design Institute located in Las Vegas, Nevada for approximately $2.1 million in cash. The school was renamed The Art Institute of Las Vegas.

   Start-up schools and smaller acquisitions are expected to incur operating losses during the first two to three years following their opening or purchase. The combined operating losses of our newer schools were approximately $6.7 million and $9.6 million in fiscal 2000 and 2001, respectively.

Recent Developments

   Pending Acquisitions. In September 2001, we closed a transaction in which we purchased the assets of International Fine Arts College located in Miami, Florida, subject to final approval from DOE. This acquisition will be accounted for in accordance with SFAS 141, "Business Combinations."

   In November 2001, we completed the acquisition of certain assets of ITI Education Corporation, based in Halifax, Nova Scotia, Canada. This acquisition will be accounted for in accordance with SFAS 141.

   In July 2001, we signed a merger agreement with Argosy Education Group, Inc., a leading provider of postgraduate professional education, headquartered in Chicago, Illinois. In September 2001, we closed in escrow our purchase of
4.9 million shares of Argosy from Argosy's principal shareholder pursuant to a separate stock purchase agreement for a purchase price of $58.8 million. The merger agreement states that we will acquire the remaining shares and certain warrants to acquire Argosy common stock for $12.00 cash per share, or $20.3 million in the aggregate. On October 31, 2001, Argosy's shareholders approved the merger transaction at a special meeting. The release of the shares held in escrow will not occur prior to the completion of the merger, and the merger is subject to final DOE regulatory approval and satisfaction of certain other closing conditions. See "Our Plans to Acquire Argosy Education Group, Inc." and "Risk Factors--If we fail to complete the Argosy acquisition, our growth may be adversely affected and investors will not have the opportunity to assess whether the proceeds of this offering are being used appropriately."

Results of Operations

   The following table sets forth for the periods indicated the percentage relationships of certain income statement items to net revenues.

                                                                 Three Months
                                                                     Ended
                                         Year Ended June 30,     September 30,
                                         ----------------------  --------------
                                          1999    2000    2001    2000    2001
                                         ------  ------  ------  ------  ------
                                                                  (unaudited)
Net revenues............................ 100.0%  100.0%  100.0%  100.0%  100.0%
Costs and expenses:
  Educational services..................  65.5    65.5    65.4    73.0    73.1
  General and administrative............  21.9    21.5    20.7    23.0    22.6
  Amortization of intangibles...........   0.5     0.5     0.5     0.5     0.3
                                         -----   -----   -----   -----   -----
                                          87.8    87.5    86.6    96.5    96.0
                                         -----   -----   -----   -----   -----
Income before interest and taxes........  12.2    12.5    13.4     3.5     4.0
Interest expense, net...................    --     0.3     0.6     0.9     0.5
                                         -----   -----   -----   -----   -----
Income before income taxes..............  12.2    12.2    12.8     2.6     3.5
Provision for income taxes..............   5.0     4.9     5.0     1.0     1.4
                                         -----   -----   -----   -----   -----
Net income..............................   7.2%    7.3%    7.8%    1.6%    2.1%
                                         =====   =====   =====   =====   =====

Three Months Ended September 30, 2001 Compared with Three Months Ended September 30, 2000

   Net Revenues. Net revenues increased by 26.6% to $91.9 million in the first quarter of 2002 from $72.6 million in the first quarter of 2001. The revenue increase was primarily due to a 17.8% increase in student enrollment, accompanied by a tuition increase of approximately 7% over the prior year. Total student enrollment increased from 20,991 in the first quarter of 2001 to 24,735 in the first quarter of 2002, including enrollment growth of approximately 10.3% at the schools that we have operated for 24 months or more. The first quarter 2002 results included one month of revenue for International Fine Arts College, which was acquired on September 4, 2001.

   Educational Services. Educational services expense increased by $14.1 million, or 26.7%, to $67.1 million in the first quarter of 2002 from $53.0 million in the first quarter of 2001. The increase was due to the incremental costs incurred to support higher student enrollment. These costs included increased salaries and operating expenses as well as increased depreciation and amortization associated with recent capital expenditures. Educational services expense as a percent of revenue increased slightly from 73.0% in the first quarter of 2001 to 73.1% in the first quarter of 2002. This change reflects an increase in schools in the new school category for the first quarter of fiscal year 2002 as compared to the prior year.

   General and Administrative. General and administrative expense was $20.7 million in the first quarter of 2002, up 24.2% from $16.7 million in the first quarter of 2001. The increase over the comparable quarter in the prior year reflected increased advertising and recruiting costs as well as increased employee compensation. In addition, the three locations that were opened or acquired during the past 12 months contributed to the rise in general and administrative costs. As a percent of net revenues, general and administrative expense decreased by 0.4% to 22.6% as compared to the first quarter of fiscal 2001, reflecting improved operating leverage at established school locations. Additionally, marketing and admissions costs and centralized support expense decreased as a percentage of net revenues as compared to those incurred in the three months ended September 30, 2000.

   Amortization of Intangibles. Amortization of intangibles decreased by $59,000 to $309,000 in the first quarter of 2002, as compared to the first quarter of fiscal 2001. A decrease of approximately $209,000 was a result of our adoption of SFAS 142, "Goodwill and Other Intangible Assets," which was partially offset by additional amortization associated with intangibles acquired in conjunction with the purchases of The Art Institute of California, The Art Institute of Las Vegas, International Fine Arts College and amortization of ongoing curriculum development at The Art Institute Online.

   Interest Expense, Net. Net interest expense was $479,000 in the first quarter of 2002, as compared to $615,000 in the first quarter of 2001. This decrease was attributable to decreased average borrowings for the quarter ended September 30, 2001, as well as an approximate 300 basis point decrease in our weighted average borrowing rate.

   Provision for Income Taxes. Our effective tax rate declined 0.4% to 38.6% in the first quarter of 2002 from 39.0% in the first quarter of 2001, primarily due to the reduced impact of nondeductible expenses as a percent of income before income taxes. The effective rates differed from the combined federal and state statutory rates due to expenses that are nondeductible for income tax purposes.

   Net Income. Net income increased by $0.8 million to $2.0 million in the first quarter of 2002 from $1.2 million in the first quarter of 2001. The increase is attributable to improved operations at our schools, a lower effective tax rate and a reduction in amortization of intangibles.

Year Ended June 30, 2001 Compared with Year Ended June 30, 2000

   Net Revenues. Net revenues increased by 20.6% to $370.7 million in 2001 from $307.2 million in 2000. The revenue increase was primarily due to an increase in average quarterly student enrollment ($33.4 million) and tuition increases of approximately 7% ($24.2 million). The average academic year (three academic quarters) tuition rate for a student attending classes at an Art Institute on a recommended full schedule increased to $12,584 in 2001 from $11,703 in 2000.

   Net housing revenues increased by 20.8% to $21.9 million in 2001 from $18.1 million in 2000, and revenues from the sale of educational materials in 2001 increased by 15.1% to $15.8 million. Both increased primarily as a result of higher average student enrollment. Refunds increased to $8.9 million in 2001 from $8.6 million in 2000. As a percentage of gross revenue, refunds decreased from 2000.

   Educational Services. Educational services expense increased by $41.1 million, or 20.4%, to $242.3 million in 2001 from $201.2 million in 2000. The increase was primarily due to additional costs required to service higher student enrollment, accompanied by normal cost increases for wages and other services at the schools owned by us prior to 2000 ($26.9 million) and schools added in 2000 and 2001 ($14.9 million). Higher costs associated with establishing and supporting new schools and developing new education programs contributed to the increase. As a percentage of net revenues, educational services expense decreased slightly between years.

   General and Administrative. General and administrative expense increased by $10.5 million, or 15.9%, to $76.7 million in 2001 from $66.2 million in 2000 due to the incremental marketing and student admissions expenses incurred to generate higher student enrollment at the schools owned by us prior to 2000 ($2.2 million) and additional marketing and student admissions expenses at the schools added in 2000 and 2001 ($4.6 million). General and administrative expense decreased approximately 0.8% as a percentage of net revenues in 2001 compared to 2000, reflecting operating leverage at the schools operated by us for more than two years.

   Amortization of Intangibles. Amortization of intangibles increased by $0.5 million, or 30.8%, to $2.0 million in 2001 from $1.5 million in 2000, as a result of additional amortization associated with fiscal 2001 acquisitions and online curriculum. Goodwill amortization was approximately $1.0 million for fiscal 2001.

   Interest Expense, Net. We had net interest expense of $2.3 million in 2001 as compared to $726,000 in 2000. This change is attributable to increased average borrowings related primarily to capital expenditures and acquisitions, offset by a lower effective interest rate. The average outstanding debt balance was approximately $28.2 million in 2001, up from $15.6 million in 2000. Additionally, interest incurred in connection with construction of facilities in Denver and Pittsburgh was capitalized during the respective construction periods in 2000.

   Provision for Income Taxes. Our effective tax rate decreased to 38.9% in 2001 from 40.1% in 2000. This reduction primarily reflects a more favorable distribution of taxable income among the states in which we operate and a decrease in nondeductible expenses as a percentage of taxable income. The effective rates differed from the combined federal and state statutory rates due to expenses that are nondeductible for income tax purposes.

   Net Income. Net income increased by $6.5 million, or 28.6%, to $29.0 million in 2001 from $22.5 million in 2000. The increase resulted from improved operations at our schools owned prior to 2000 and a lower effective income tax rate, offset by increased amortization of intangible and interest expense.

Year Ended June 30, 2000 Compared with Year Ended June 30, 1999

   Net Revenues. Net revenues increased by 17.8% to $307.2 million in 2000 from $260.8 million in 1999. The revenue increase was primarily due to an increase in average quarterly student enrollment ($25.4 million) and tuition increases of approximately 5% ($16.2 million). The average academic year (three academic quarters) tuition rate for a student attending classes at an Art Institute on a recommended full schedule increased to $11,703 in 2000 from $11,262 in 1999.

   Net housing revenues increased by 23.2% to $18.1 million in 2000 from $14.7 million in 1999, and revenues from the sale of educational materials in 2000 increased by 11.8% to $13.8 million. Both increased primarily as a result of higher average student enrollment. Refunds increased from $8.0 million in 1999 to $8.6 million in 2000. As a percentage of gross revenue, refunds decreased from 1999.

   Educational Services. Educational services expense increased by $30.4 million, or 17.8%, to $201.2 million in 2000 from $170.7 million in 1999. The increase was primarily due to additional costs required to service higher student enrollment, accompanied by normal cost increases for wages and other services at the schools owned by us prior to 1999 ($23.0 million) and schools added in 1999 and 2000 ($7.5 million). Higher costs associated with establishing and supporting new schools and developing new education programs contributed to the increase. As a percentage of net revenues, educational services expense was consistent between years at 65.5%. This represents an improvement over the 66.4% in the prior year, primarily a result of margin improvements in various expenses, such as rent, bad debt and other operating costs.

   General and Administrative. General and administrative expense increased by $9.0 million, or 15.8%, to $66.2 million in 2000 from $57.2 million in 1999 due to the incremental marketing and student admissions expenses incurred to generate higher student enrollment at the schools owned by us prior to 1999 ($5.0 million) and additional marketing and student admissions expenses at the schools added in 1999 and 2000 ($3.1 million). General and administrative expense increased slightly as a percentage of net revenues in 2000 compared to 1999 as a result of increased advertising expenditures designed to promote awareness of and generate inquiries about the newer locations and new program offerings.

   Amortization of Intangibles. Amortization of intangibles increased by $0.3 million, or 25.6%, to $1.5 million in 2000 from $1.2 million in 1999, as a result of additional amortization associated with the fiscal 2000 additions.

   Interest Expense (Income), Net. We had net interest expense of $726,000 in 2000 as compared to interest income of $113,000 in 1999. The average outstanding debt balance increased from $4.6 million in 1999 to $15.6 million in 2000. Accordingly, more interest cost on borrowings has been offset against interest earned on investments.

   Provision for Income Taxes. Our effective tax rate decreased to 40.1% in 2000 from 41.1% in 1999. This reduction reflects a more favorable distribution of taxable income among the states in which we operate and a decrease in non-deductible expenses as a percentage of taxable income. The effective rates differed from the combined federal and state statutory rates due to expenses that are nondeductible for income tax purposes.

   Net Income. Net income increased by $3.8 million, or 20.1%, to $22.5 million in 2000 from $18.8 million in 1999. The increase resulted from improved operations at our schools owned prior to 1999 and a lower effective income tax rate.

Seasonality and Other Factors Affecting Quarterly Results

   Our quarterly revenues and income fluctuate primarily as a result of the pattern of student enrollment. We experience a seasonal increase in new enrollment in the fall (fiscal year second quarter), which is traditionally when the largest number of new high school graduates begin postsecondary education. Some students choose not to attend classes during summer months, although our schools encourage year-round attendance. As a result, total student enrollment at our schools is highest in the fall quarter and lowest in the summer quarter. Our costs and expenses, however, do not fluctuate as significantly as revenues on a quarterly basis. Historically, our profitability has been lowest in our fiscal first quarter due to lower revenues combined with expenses incurred in preparation for the peak enrollments in the fall quarter. We anticipate that the seasonal pattern in revenues and earnings will continue in the future.

Quarterly Financial Results (unaudited)

   The following table sets forth the Company's quarterly results for its fiscal years ended June 30, 2000 and 2001, and for the first quarter of its fiscal year 2002.

                                                             Quarter Ended
                          -----------------------------------------------------------------------------------
                          Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30,
                            1999      1999     2000     2000     2000      2000     2001     2001     2001
                          --------- -------- -------- -------- --------- -------- -------- -------- ---------
                                                 (in thousands, except per share data)
Net Revenues............   $60,850  $87,023  $83,195  $76,181   $72,561  $103,112 $100,366 $94,642   $91,874
Income before interest
 and taxes..............     1,693   19,566   11,968    5,115     2,511    24,639   16,009   6,516     3,709
Income before income
 taxes..................     1,570   19,247   11,881    4,918     1,896    23,816   15,570   6,118     3,230
Net income..............   $   926  $11,524  $ 7,113  $ 2,967   $ 1,156  $ 14,531 $  9,498 $ 3,793   $ 1,983
                           =======  =======  =======  =======   =======  ======== ======== =======   =======
Earnings per share
 Basic..................   $   .03  $   .40  $   .25  $   .10   $   .04  $    .49 $    .32 $   .13   $   .07
                           =======  =======  =======  =======   =======  ======== ======== =======   =======
 Diluted................   $   .03  $   .39  $   .24  $   .10   $   .04  $    .47 $    .30 $   .12   $   .06
                           =======  =======  =======  =======   =======  ======== ======== =======   =======

Liquidity and Capital Resources

As of and for the Three Months Ended September 30, 2001

   We generated positive cash flow from operating activities of $31.0 million for the three months ended September 30, 2001, an increase of $10.3 million over the comparable period for fiscal 2001, due to an increase in net income and non-cash charges, as well as timing of accounts payable.

   We had working capital deficits of $46.5 million and $30.5 million as of September 30, 2001 and 2000, respectively, as compared to $11.5 million of working capital as of June 30, 2001. The decrease in working capital from June 30, 2001 was due primarily to cash used for acquisitions of $25.3 million, for capital expenditures of $20.1 million and for $24.3 million in debt repayments. Net receivables increased $5.0 million from June 30, 2001 and $3.0 million from September 30, 2000, primarily as a result of the enrollment and corresponding revenue increase and the acquisition that occurred in the first quarter.

   Our cash flow from operations has been the primary source of financing for capital expenditures and growth. Additionally, we maintain a credit facility, which we entered into during fiscal 2000 and amended in September 2001, and which currently allows for maximum borrowings of $200.0 million through its expiration on September 20, 2004. Certain of our assets secure our borrowings under this credit facility. Under the credit facility as amended and restated, we have the ability to borrow up to $150.0 million on a revolving basis and $50.0 million in the form of a term loan. Upon the consummation of this offering, the $50.0 million term loan commitment under the credit facility will no longer be available. Certain outstanding letters of credit reduce the amounts available under the credit facility. As of September 30, 2001, we had approximately $60.9 million in available borrowings under the credit facility. As of September 30, 2001, the average interest rate for borrowings under the credit facility was 5.25%, and we were in compliance with all covenants under the credit facility. The credit facility, as amended and restated, contains customary covenants that, among other things, require us to meet specified financial ratios, limit our ability to incur additional debt and restrict our ability to pay dividends, repurchase our common stock and make acquisitions.

   We use borrowings under the credit facility primarily to fund working capital needs resulting from the seasonal pattern of cash receipts throughout the year. The level of accounts receivable reaches a peak immediately after the billing of tuition and fees at the beginning of each academic quarter. Collection of these receivables is heaviest at the start of each academic quarter.

As of and for the Fiscal Year Ended June 30, 2001

   Cash flow from operations was $36.4 million, $47.7 million and $70.9 million for 1999, 2000 and 2001, respectively. Cash flow from operating and investing activities does not reflect capital expenditures of approximately $5.1 million, $13.2 million and $4.5 million which are included in accounts payable as of June 30, 1999, 2000 and 2001, respectively. Additionally, cash flow from operating and financing activities does not reflect income tax deductions related to the exercise of options of $2.7 million, $0.9 million and $9.8 million in 1999, 2000 and 2001, respectively. These deductions do not affect our tax provision; the benefit is recorded as additional paid-in capital in the accompanying consolidated balance sheets. Therefore, the change in the applicable balance sheet accounts (accounts payable, property and equipment, accrued liabilities and additional paid-in capital) does not directly correlate to the corresponding amounts in the accompanying statements of cash flows.

   We had net working capital of $11.5 million as of June 30, 2001, up from $3.8 million as of June 30, 2000. This change is due primarily to the timing of payments made for capital expenditures. As noted above, purchases of property and equipment included in accounts payable decreased approximately $8.7 million from June 30, 2000 to June 30, 2001. Advanced payments increased approximately $8.1 million and $14.9 million as compared to the respective prior year-end balances at June 30, 2000 and 2001. Increases in enrollment, tuition and monies received in connection with alternative loan programs offered to students, as well as arrangements offering incentives for early tuition payments, have contributed to this increase. Unearned revenue of approximately $446,000 and $1.7 million was included with advanced payments as of June 30, 2000 and 2001, respectively.

   As of June 30, 2001, gross trade accounts receivable increased by $7.3 million, or 27.9%, to $33.4 million from the prior year primarily due to the higher enrollment and tuition rates. Additionally, certain recently acquired schools have not yet been converted to the quarter system used by most of The Art Institutes and were in session as of year-end. Under the payment terms, these balances would be reduced by the end of the applicable class sessions. Although tuition increases have exceeded corresponding increases in federal financial aid sources, we have arranged for alternative financing sources to manage our credit risk. Our allowance for doubtful accounts was $9.4 million, $14.1 million and $17.4 million as of June 30, 1999, 2000 and 2001, respectively. This represents increases of 12.6%, 50.4% and 23.6% in our allowance for doubtful accounts for 1999, 2000 and 2001, respectively. We determine our reserve for accounts receivable by categorizing gross receivables based upon the enrollment status of the student (in-school, out of school, summer leave of absence and collections), then establishing a reserve based on the likelihood of collections (in-school receivables being the lowest percent reserved). We provide for extended payment terms beyond graduation (generally six months). As more students have utilized this option, the out-of-school category has increased as a percentage of gross receivables, which has resulted in an increase in the corresponding allowance against these balances. Therefore, the change between years in the allowance results from both the overall increase in trade receivables as well as changes in the distribution of gross receivables among the categories.

Capital Expenditures

   Capital expenditures made during the three years ended June 30, 2001 reflect the implementation of our initiatives emphasizing the addition of new schools and education programs and investment in classroom technology. Our capital expenditures (on an accrual basis) were $55.9 million, $58.1 million and $38.8 million, for 1999, 2000 and 2001, respectively. We expect our total capital spending for fiscal 2002 will increase as compared to the prior fiscal year, and we expect that total capital spending for 2002 will remain relatively consistent as a percentage of net revenues, as compared to 2001. We anticipate that these expenditures will be financed primarily through cash flow from operations and supplemented as needed with borrowings under the revolving credit agreement. The anticipated expenditures relate principally to the investment in schools acquired or started during the previous several years and to be added in 2002, continued improvements to current facilities, additional or replacement school and housing facilities and classroom and administrative technology.

   We lease the majority of our facilities. Future commitments on existing leases will be paid from cash provided by operating activities.

Regulations

   We indirectly derived approximately 60% of our net revenues in 2001 from Title IV Programs. DOE regulations prescribe the timing of disbursements of funds under Title IV Programs. Students must apply for a new loan for each academic year. Lenders generally provide loan funds in multiple disbursements each academic year. For first-time students in their first academic quarter, the initial loan disbursement is generally received at least 30 days after the commencement of that academic quarter. Otherwise, the first loan disbursement is received, at the earliest, ten days before the commencement of the student's academic quarter.

   DOE regulations require Title IV Program funds received by our schools in excess of the tuition and fees owed by the relevant students at that time to be, with these students' permission, maintained and classified as restricted until they are billed for the portion of their educational program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected our ability to fund daily operations.

   Education institutions participating in Title IV Programs must satisfy a series of specific standards of financial responsibility. DOE has adopted standards to determine an institution's financial responsibility to participate in Title IV Programs. The regulations establish three ratios:

  . the equity ratio, intended to measure an institution's capital resources, ability to borrow and financial viability;

  . the primary reserve ratio, intended to measure an institution's ability to support current operations from expendable resources; and

  . the net income ratio, intended to measure an institution's profitability.

   Each ratio is calculated separately, based on the figures in the institution's most recent annual audited financial statements, and then weighted and combined to arrive at a single composite score. Such composite score must be at least 1.5 for the institution to be deemed financially responsible without conditions or additional oversight.

   Regulations promulgated under the HEA also require all for-profit education institutions to comply with the "90/10 Rule," which prohibits participating schools from deriving more than 90% of their total revenue from Title IV Programs in any year.

   If an institution fails to meet any of these requirements, it may be deemed to be not financially responsible by DOE, or otherwise ineligible to participate in Title IV Programs. We believe that all of our participating schools met these requirements as of June 30, 2001.

   You should refer to "Risk Factors" and our filings with the Securities and Exchange Commission that have been incorporated by reference in this prospectus for a more complete discussion of the regulatory oversight to which we are subject in the conduct of our business.

Effect of Inflation

   We do not believe that our operations have been materially affected by inflation.

Impact of New Accounting Standards

   In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and APB No. 51, "Consolidated Financial Statements." This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We currently are evaluating the impact of this statement on our financial position and results of operations.

                                    BUSINESS

The Company

   We are among the largest providers of private postsecondary education in the U.S., based on student enrollment and revenues. Through The Art Institutes, we offer master's, bachelor's, associate's and non-degree programs in design, media arts, culinary arts and fashion. We operate 25 schools in 21 metropolitan areas in the U.S., with 32,375 students enrolled as of the start of our second quarter of fiscal 2002. We have provided career-oriented programs for over 35 years, and our schools have more than 125,000 graduates.

   The Art Institutes' programs are designed to provide the knowledge and skills necessary for entry-level employment in various fields, including graphic design, media arts and animation, multimedia and Web design, digital media production, interior design, industrial design, culinary arts, photography, game art and design and fashion. These programs typically are completed in 18 to 48 months and culminate in a bachelor's or associate's degree. Currently, 19 Art Institutes offer bachelor's degree programs, and we expect to continue to introduce bachelor's degree programs at schools in states that permit private postsecondary institutions to offer such programs.

   In addition to The Art Institutes, we also own The New York Restaurant School, a culinary arts and restaurant management school located in New York City that offers an associate's degree program and certificate programs. We also offer paralegal certificate programs through NCPT (The National Center for Paralegal Training).

   Our graduates are employed by a broad range of employers nationwide. Approximately 90.7% of the calendar year 2000 graduates of all programs at our schools who were available for employment obtained positions in fields related to their programs of study within six months of graduation.

Industry Background

   According to NCES, 14.8 million students obtained some form of postsecondary education in 1999. NCES estimates that total student enrollment will increase by 19.6% to 17.7 million from 1999 to 2011. There are approximately 4,100 accredited institutions offering degrees at the associate level or above, and federal funds available to support postsecondary education exceeded $47 billion in 2000. Several economic, demographic and social trends are contributing to a growing demand for career-oriented program offerings.

   Increasing Number of High School Graduates. Favorable demographic trends are expected to continue over the next decade as children of "baby boomers" complete high school. In 1999, U.S. high school graduates represented approximately 2.8 million new prospective postsecondary students, and according to NCES, that number is projected to increase by 12% to 3.1 million graduates in 2010.

   Greater Emphasis on Postsecondary Education. Enrollment in postsecondary programs is expected to continue to increase substantially as individuals seek to enhance their skills or retrain for new job requirements. According to the U.S. Census Bureau, the percentage of the population 18 years and over that has achieved some level of postsecondary education has grown to 50.3% in 2000 from 39.3% in 1991. In addition, more adults are expected to seek postsecondary education. NCES estimates that the number of adults enrolled in U.S. postsecondary education will reach 15.2 million in 2001 from 13.6 million in 1990.

   Economic Value of Postsecondary Education. Postsecondary education leads to significant and measurable improvements in a person's financial prospects, and we believe that the public is increasingly aware of this relationship. On average, a person with an associate's degree earns approximately 36.4% more than a high school graduate, while a person with a bachelor's degree earns 96.5% more than a high school graduate and a person with a doctoral degree earns 277.2% more than a high school graduate.

   Constraints on Public Colleges. We believe that private degree-granting institutions will have an advantage over their principal competitors, the public two-year and four-year institutions, in capitalizing on the trends in the postsecondary education market. Limited recent growth in federal, state and local budgets for postsecondary education has caused budgetary constraints among traditional colleges and made facility and educational program expansion difficult. As private degree granting institutions, we have the ability to respond quickly to the changing needs of employers.

Operating Strategy

   We have consistently increased revenues and profitability through the implementation of our operating strategy. Our strategy has been developed and refined based on our management team's accumulated knowledge and experience in operating schools. The key elements of our operating strategy include the following:

   Refining and Adapting Existing Education Programs. We strive to meet the changing needs of employers by regularly refining and adapting the programs taught in our schools. We use various means to evaluate each school's programs and ensure our curricula stay current and relevant, including employer surveys and curriculum advisory committees. We selectively introduce programs that have proven successful elsewhere in our school system.

   Providing an Environment Conducive to Learning. We seek to provide our students with high-quality facilities, classroom technology and other equipment in order to furnish them with an environment in which they can succeed. We offer flexible class schedules to accommodate working individuals. We also limit class sizes and encourage direct interaction between students and faculty.

   Improving Student Outcomes and Employment. We seek to continually increase the number of students who finish their programs of study, the number of graduates who find employment in fields related to their programs of study and the starting salaries of those graduates. To achieve these goals, we have implemented measures for academic placement testing and developmental learning courses, employed faculty with practical experience in their fields and dedicated resources to graduate career assistance. High rates of employment for graduates of our schools enhance our overall reputation and our ability to attract new students.

   Efficient Management Structure. In order to capitalize on the experience of our senior management and to encourage uniform business practices, we conduct business through a disciplined management structure that utilizes detailed operating plans and a continuous flow of performance data. Our infrastructure allows for consistency and efficiency in our operational functions, such as accrediting and licensing, central purchasing, curriculum development, finance and accounting, human resources, legal, marketing and student financial aid administration, which we believe enables us to achieve significant operating efficiencies.

   Enhancing Enrollment at Existing Schools. We believe that considerable growth opportunities exist in our current schools. We seek to increase enrollment at our existing schools by effective student recruitment through our high school program, our Web presence, referrals from existing students, graduates and employees, the use of direct response media advertising and outreach to international students.

Growth Strategy

   Our objective is to continue to grow our revenues and profitability while maintaining the educational integrity and quality of our programs through the following components of our growth strategy:

   Creating New Education Programs. We continually seek to optimize our portfolio of education programs to meet the needs of students and employers. As private degree-granting institutions, our schools have the ability to work closely with employers to develop and implement new education programs in markets with high demand. This communication and collaboration with the business community gives us the ability to react quickly to the changing needs of employers. We believe that developing programs that balance the opportunities in the job market and the interests of students will increase enrollment and expand our revenue base.

   We also intend to increase the number of bachelor's degree programs offered in several fields of study. Bachelor's degree programs benefit students by providing them with enhanced employment opportunities and starting salaries and benefit us by providing a longer revenue stream than two-year associate's degree programs. We will seek to introduce additional bachelor's degree programs at schools in states that permit private postsecondary institutions to offer such programs. We have recently developed bachelor's degree programs in digital media production, game art and design, and visual effects and motion graphics. We currently offer bachelor's degree programs at 19 of our 23 Art Institutes.

   Opening or Acquiring Schools. To further our national presence and to attract more students over a broader geographic base, we plan to open or acquire education institutions in desirable locations. We intend to acquire those schools where we can leverage our accumulated knowledge and experience to improve operating and financial performance. Our acquisitions of existing institutions also allow us to expand our education programs. Furthermore, our presence in new markets is intended to assist our graduates seeking employment in those markets.

   The Argosy transaction exemplifies our acquisition strategy. We believe we can enhance Argosy's growth through the introduction of our more disciplined approach to planning and operational reporting and our proven operating strategy. Additionally, we believe that through this acquisition we will benefit from co-location opportunities, the elimination of duplicative public company costs, the sharing of certain centralized services and potential enrollment in Argosy's programs by graduates of The Art Institutes.

   Expanding Online Education Offerings. The Art Institute Online currently offers certificate through bachelor's degree programs in graphic design and multimedia and Web design. We intend to develop additional online courses, continue our Web presence and enter into relationships with hardware and software companies to help promote our offerings.

Education Programs and Schools

   Our primary goal is to promote student success by providing students with the education necessary to meet employers' current and anticipated needs. We offer quality education programs that are taught by industry professionals and are typically completed within 18 to 48 months.

   The Art Institutes offer the following degree programs. Not all programs are offered at each Art Institute. For internal purposes, we classify our degree programs according to four "schools" or areas of study.

The School of Design                    The School of Media Arts

Associate's Degree Programs             Associate's Degree Programs
 Computer-Aided Drafting & Design         Audio Production
 Animation Art & Design                   Broadcasting
 Graphic Design                           Information Technology & Design
 Interior Design                          Photography
 Industrial Design Technology             Multimedia & Web Design
                                          Video Production
Bachelor's Degree Programs
 Media Arts & Animation                 Bachelor's Degree Programs
 Game Art & Design                        Multimedia & Web Design
 Graphic Design                           Photography
 Interior Design                          Digital Media Production
 Industrial Design                        Visual Effects & Motion Graphics(1)

The School of Culinary Arts             The School of Fashion

Associate's Degree Programs             Associate's Degree Programs
 Culinary Arts                            Fashion Design
 Restaurant & Catering Management         Fashion Marketing
                                          Visual Merchandising
Bachelor's Degree Programs
 Culinary Management                    Bachelor's Degree Programs
                                          Fashion Design
                                          Fashion Marketing and Management
--------
(1) To be offered beginning in the spring quarter of calendar 2002.

   NYRS also offers an associate's degree program in culinary arts and restaurant management and certificate programs in culinary arts, pastry arts, culinary skills and restaurant management. NCPT (National Center for Paralegal Training) offers paralegal certificate programs.

   Our New Program Development Team consists of members of school and corporate management, faculty members and education department heads. This team is responsible for researching and consulting with representatives of leading employers and other firms in order to identify potential new education programs to be offered by The Art Institutes in response to the needs of the economy in response to market demand.

   Our online education strategy is carried out by The Art Institute Online, a division of The Art Institute of Pittsburgh. The Art Institute Online currently offers certificate through bachelor's degree programs in graphic design and multimedia and Web design. Students at certain Art Institutes are now eligible to take some of their courses online, and there is a growing number of "virtual" students taking all of their courses online. We also offer online courses for working professionals in Web development and Web site design. As of the second quarter of fiscal 2002, there were 560 students taking some or all of their coursework online, compared to 165 students the prior year.

   Approximately 7.9% of the average quarterly student enrollment at our schools in fiscal 2001 was in specialized diploma programs. Academic credits from the specialized diploma and certificate programs at The Art Institutes and NYRS are transferable into bachelor's and associate's degree programs at those schools. Diploma and certificate programs are designed for working adults who seek to supplement their education or are interested in enhancing their marketable skills.

   During fiscal 2001, The Illinois Institute of Art at Schaumburg, The Art Institute of Colorado and The Art Institute of Houston began offering certificate programs through the Center for Professional Development. The Center for Professional Development was formed to develop and administer certificate programs to a wide audience, including alumni seeking advances in their career fields and professionals in other career fields looking to add marketable new skill sets. Additionally, the Center for Professional Development will conduct contract skills training for companies seeking to update their employees' skills.

   The following table shows the location of each of our schools, the name under which it operates, the year of its establishment, the date we opened or acquired it, and the accrediting agency (for schools accredited by more than one recognized accrediting agency, the primary accrediting agency is listed first).

                                                          Fiscal Year
                                               Calendar      EDMC
                                                 Year      Acquired/
School                    Location            Established   Opened    Accrediting Agency
------                    ------------------- ----------- ----------- ---------------------
The Art Institute of
 Atlanta................  Atlanta, GA            1949        1971     SACS(1)
The Art Institute of
 California.............  San Diego, CA          1981        2001     ACCSCT(2)
The Art Institute of
 Charlotte..............  Charlotte, NC          1973        2000     ACICS(3)
The Art Institute of
 Colorado...............  Denver, CO             1952        1976     ACICS
The Art Institute of
 Dallas.................  Dallas, TX             1964        1985     SACS
The Art Institute of
 Fort Lauderdale........  Fort Lauderdale, FL    1968        1974     ACICS
The Art Institute of
 Houston................  Houston, TX            1974        1979     SACS
The Art Institute of Las
 Vegas..................  Las Vegas, NV          1983        2001     ACCSCT
The Art Institute of Los
 Angeles................  Los Angeles, CA        1997        1998     ACCSCT & ACICS(4)
The Art Institute of Los
 Angeles--Orange
 County.................  Orange County, CA      2000        2001     ACICS(5)
The Art Institute         Pittsburgh, PA         1999        2000     Approved to offer
 Online.................                                              programs as a
                                                                      division of The Art
                                                                      Institute of
                                                                      Pittsburgh.
The Art Institute of
 Philadelphia...........  Philadelphia, PA       1971        1980     ACICS
The Art Institute of
 Phoenix................  Phoenix, AZ            1995        1996     ACICS(5)
The Art Institute of
 Pittsburgh.............  Pittsburgh, PA         1921        1970     ACCSCT & ACICS
The Art Institute of
 Portland...............  Portland, OR           1963        1998     NWASC(6)
The Art Institutes
 International at San
 Francisco..............  San Francisco, CA      1939        1998     ACICS
The Art Institute of
 Seattle................  Seattle, WA            1946        1982     NWASC
The Art Institute of
 Washington.............  Arlington, VA          2000        2001     SACS(7)
The Art Institutes
 International
 Minnesota..............  Minneapolis, MN        1964        1997     ACICS
The Illinois Institute
 of Art at Chicago......  Chicago, IL            1916        1996     ACCSCT
The Illinois Institute
 of Art at Schaumburg...  Schaumburg, IL         1983        1996     ACCSCT(8)
International Fine Arts
 College................  Miami, FL              1965        2002     SACS
NCPT (The National
 Center for Paralegal
 Training)..............  Atlanta, GA            1973        1973     ACICS
The New England
 Institute of Art &
 Communications.........  Boston, MA             1988        2000     NEASC(9)
The New York Restaurant
 School.................  New York, NY           1980        1997     ACCSCT, ACICS and New
                                                                      York State Board of
                                                                      Regents

--------
(1) Commission on Colleges of the Southern Association of Colleges and Schools.
(2) Accrediting Commission of Career Schools and Colleges of Technology.
(3) Accrediting Council of Independent Colleges and Schools.
(4) As a branch of The Art Institute of Pittsburgh.

(5) As a branch of The Art Institute of Colorado.
(6) Commission on Colleges of the Northwest Association of Schools and
    Colleges.
(7) As a branch of The Art Institute of Atlanta.
(8) As a branch of The Illinois Institute of Art at Chicago.
(9) New England Association of Schools and Colleges, Inc. through its Commission on Technical and Career Institutions.

Recruitment and Marketing

   The general reputation of The Art Institutes and referrals from current students, alumni and employers are our largest sources of new students. We also employ marketing tools such as the Internet, high school visits and recruitment events, and television and print media advertising. We use our internal advertising agency to create publications, television and radio commercials, videos and other promotional materials for our schools. We estimate that in fiscal 2001 referrals accounted for 34% of new student enrollment at The Art Institutes, high school recruitment programs accounted for 19%, our Web sites accounted for 19%, broadcast advertising accounted for 17%, print media accounted for 6%, direct mail efforts accounted for 3% and international marketing and all other forms of promotional means accounted for less than 2%.

   In fiscal 2001, The Art Institutes' marketing efforts generated inquiries from approximately 370,000 qualified prospective students. The Art Institutes' inquiry-to-application conversion ratio decreased to 9.1% in fiscal 2001 from 9.7% in fiscal 2000, and the applicant-to-new student ratio was 62.9% and 63.8%, respectively, for fiscal 2001 and 2000.

   We employ approximately 100 representatives who make presentations at high schools to promote The Art Institutes. The Art Institutes' representatives also participate in college fairs at which prospective students can meet with a representative, view artwork and videos and receive enrollment information. In fiscal 2001, representatives visited over 12,000 high schools, giving approximately 36,000 presentations, and attended approximately 1,800 career events. Summer teenager and teacher workshops are held to inform students and educators of the education programs offered by The Art Institutes. Our marketing efforts to reach young adults and working adults who may be attracted to evening programs are conducted through local newspaper advertising, direct mail campaigns and broadcast advertising.

Student Admissions and Retention

   Each applicant for admission to an Art Institute is required to have a high school diploma or a recognized equivalent and to submit a written essay. Prospective students are interviewed to assess their qualifications, their interest in the programs offered by the applicable Art Institute and their commitment to their education. In addition, the curricula, student services, education costs, available financial resources and student housing are reviewed during interviews, and tours of the facilities are conducted for prospective students.

   Art Institute students are of varying ages and backgrounds. For fiscal 2001, approximately 31% of the entering students matriculated directly from high school, approximately 29% were between the ages of 19 and 21, approximately 28% were 22 to 29 years of age and approximately 12% were 30 years of age or older.

   Students at our schools may fail to finish their programs for a variety of personal, financial or academic reasons. To reduce the risk of student withdrawals, each Art Institute devotes staff resources to advise students regarding academic and financial matters, part-time employment and housing. Remedial courses are mandated for students with lower academic skill levels and tutoring is encouraged for students experiencing academic difficulties. The Art Institutes' net annual persistence rate, which measures the number of students who are enrolled during a fiscal year and either graduate or advance to the next fiscal year, was 65.7% in fiscal 2001 and 64.8% in fiscal 2000.

Graduate Employment

   Based on information received from graduating students and employers, we believe that students graduating from our schools during the five calendar years ended December 31, 2000 obtained employment in fields related to their programs of study as follows:

                                                 Percentage of Available
                                     Number of   Graduates Who Obtained
      Graduating Classes             Available    Employment Related to
       (Calendar Year)              Graduates(1)   Program of Study(2)
      ------------------            ------------ -----------------------
         2000......................    5,414              90.7%
         1999......................    5,279              90.1
         1998......................    4,719              90.9
         1997......................    4,749              87.3
         1996......................    4,143              86.5

--------
(1) The term "Available Graduates" refers to all graduates except those who are pursuing further education, who are deceased or are in active military service, who have medical conditions that prevent such graduates from working, who are continuing in a professional unrelated career or who are international students no longer residing in the United States.
(2) The information presented reflects employment in fields related to graduates' programs of study within six months after graduation.

   For calendar year 2000, the approximate average starting salaries of graduates of degree and diploma programs at The Art Institutes were as follows:
The School of Culinary Arts--$25,557; The School of Design--$28,529; The School of Fashion--$25,861; and The School of Media Arts--$27,719.

   Each Art Institute offers career-planning services to all graduating students through its Career Services department. Specific career advice is provided during the last two quarters of a student's education. In addition to individualized training in interviewing, networking techniques and resume writing, a Career Development course is also required for all students. Students also receive portfolio counseling where appropriate. The Art Institutes maintain contact with approximately 40,000 employers nationwide. Career Services advisors educate employers about the programs at The Art Institutes and the caliber of their graduates. These advisors also participate in professional organizations, trade shows and community events to keep apprised of industry trends and maintain relationships with key employers. Career Services staff members also visit employer sites to learn more about their operations and better understand their recruiting needs.

   Employers of Art Institute graduates include numerous small and medium-sized companies, as well as larger companies with a national or international presence. The following companies are representative of the larger companies that employ Art Institute graduates: AT&T, Microsoft Corporation, Marriott International, Inc., The Home Depot, Viacom, The Gap, Federated Department Stores, The Boeing Company, Eddie Bauer, Inc., Ethan Allen Interiors Inc., FlightSafety International, Humongous Entertainment, Inc., Kinko's Corporation, Sodexho, The May Department Stores Company, The Neiman Marcus Group, Inc., Aramark, Nintendo of America, Nordstrom, Inc., Sears Roebuck and Co., Starwood Hotels & Resorts, Fox Entertainment Group, AOL Time Warner Inc. and The Walt Disney Company.

Tuition

   Tuition rates vary by geographic region, but are generally consistent by program at the respective schools. The weighted average tuition per credit hour paid by our students in the Summer 2001 quarter was approximately $275. Our associate's degree programs range in length from 90 to

135 credit hours, and our bachelor's degree programs range in length from 180 to 192 credit hours. Historically, we have been able to pass along cost increases through increases in tuition. Our schools implemented tuition rate increases averaging approximately 7% during 2001. We believe that we can continue to increase tuition as educational costs at other postsecondary institutions, both public and private, continue to rise.

Employees

   As of June 30, 2001, we employed 2,719 full-time and 989 part-time staff and faculty. The staff and faculty are experienced in assessing the needs of the employment markets and designing and updating education programs to prepare students for employment. Many faculty members are or have been successful professionals in their respective fields.

   Each Art Institute is staffed with an executive committee, typically consisting of a president, dean of education, director of admissions, director of administrative and financial services, director of student services and director of human resources.

Competition

   The postsecondary education market is highly competitive. Our schools compete with traditional public and private two-year and four-year colleges and universities and other private schools. Certain public and private colleges and universities may offer programs similar to those of our schools. Public institutions often receive government subsidies, government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, public institutions may have facilities and equipment superior to those in the private sector and may be able to offer lower tuition prices. However, tuition at private non-profit institutions is, on average, higher than the tuition at our schools.

Properties

   As of June 30, 2001, our schools were located in major metropolitan areas in 16 states. We and our subsidiaries currently lease a majority of our facilities.

Regulatory Matters

   We are subject to extensive regulation by the DOE, state education regulators and accrediting agencies. You should refer to "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations - Regulations" and to our filings with the Securities and Exchange Commission that have been incorporated by reference in this prospectus for a more complete discussion of the regulatory oversight to which we are subject in the conduct of our business.

Legal Matters

   We are a defendant in certain legal proceedings as a result of the ordinary conduct of our business. Based upon our investigation of these proceedings and discussions with legal counsel, we believe that the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

                                   MANAGEMENT

   Our Board of Directors currently consists of nine directors divided into three classes. At each annual meeting of shareholders, directors are elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Knutson, McKernan and Pasman are Class III directors whose terms of office expire in 2002. Messrs. Atwell, Campbell and Greenstone are Class I directors whose terms of office expire in 2003; and Messrs. Burke and Gioella and Ms. Knutson are Class II directors whose terms of office expire in 2004.

   The following table sets forth certain information with respect to our executive officers and directors:

Name                     Age Position
----                     --- --------
Robert B. Knutson.......  67 Chairman and Chief Executive Officer and Director
Robert P. Gioella.......  53 President, Chief Operating Officer and Director
John R. McKernan, Jr....  53 Vice Chairman and Director
Robert T. McDowell......  47 Executive Vice President and Chief Financial Officer
David J. Pauldine.......  44 President, The Art Institutes
Robert H. Atwell........  70 Director
James J. Burke, Jr......  49 Director
William M. Campbell,
 III....................  41 Director
Albert Greenstone.......  74 Director
Miryam L. Knutson.......  56 Director
James S. Pasman, Jr.....  70 Director

   Robert B. Knutson has been our Chairman and Chief Executive Officer since 1986. He is a graduate of the University of Michigan (B.A., Economics 1956) and was a fighter pilot with the U.S. Air Force from 1957 to 1962. Mr. Knutson joined us as a director in 1969 and became our President in 1971 and our Chairman, President and Chief Executive Officer in 1986. Mr. Knutson is the husband of Miryam L. Knutson, one of our directors.

   Robert P. Gioella has been our President and Chief Operating Officer since March 1999 and a director since June 1999. From 1998 to March 1999, he was our Senior Vice President/Operations, and from 1997 to 1998, he was our Vice President--New School Operations. From 1993 to 1997, Mr. Gioella was President of The Art Institute of Philadelphia. He is a graduate of the University of Steubenville (B.A., Political Science 1970) and Duquesne University (M.A., Political Science 1976).

   John R. McKernan, Jr. has been our Vice Chairman and a director since June 1999. Mr. McKernan served as Governor of the State of Maine from 1987 to 1995. Since 1995, he has been the Chief Executive Officer of McKernan Enterprises, Inc., a consulting and investment firm. He is a graduate of Dartmouth College (B.A., Government 1970) and the University of Maine Law School (J.D., 1974).

   Robert T. McDowell is our Executive Vice President and Chief Financial Officer. From 1994 to September 1999, he was our Senior Vice President and Chief Financial Officer. He is a graduate of the University of Pittsburgh (B.A., Economics 1977; M.B.A., 1978). Mr. McDowell joined us in 1988.

   David J. Pauldine is President of The Art Institutes and our Executive Vice President. He is a graduate of The University of Dayton (B.A., Marketing 1979) and Antioch University (M.A., Leadership 1997). From 1990 to 1993, Mr. Pauldine was President of The Art Institute of Seattle. Mr. Pauldine also was the President of The Art Institute of Fort Lauderdale from 1994 to 1998, our Senior Vice President, Marketing from 1998 to March 1999, and became our Executive Vice President in March 1999.

   Robert H. Atwell has been a director since 1996. He is a graduate of the College of Wooster (B.A., Political Science 1953) and the University of Wisconsin (M.A., Public Administration 1957). From 1984 until 1996, Mr. Atwell was the President of the American Council on Education. From 1996 until 2000, he was a senior consultant with A.T. Kearney, Inc., a global consulting firm.

   James J. Burke, Jr. has been a director since 1986. He is a graduate of Brown University (B.A., Psychology 1973) and Harvard University Graduate School of Business Administration (M.B.A., 1979). He is a partner and director of Stonington Partners, Inc., a private investment firm, a position that he has held since 1993, and he has been a partner and director of Stonington Partners, Inc. II since 1994. Mr. Burke also serves on the board of directors of AnnTaylor Stores Corporation.

   William M. Campbell, III has been a director since 1996. He is a graduate of Harvard College (B.A., Economics 1982) and Harvard University Graduate School of Business Administration (M.B.A., 1987). From 1994 to 1998, he was an Executive Vice President of CBS Television. Since 1998, he has been the President of Miramax Television.

   Albert Greenstone is the President Emeritus of NCPD (The National Center for Professional Development), and he has been a director since 1973. He attended the University of Virginia (1946 to 1948) and graduated from the University of Georgia Law School (J.D., 1950). Mr. Greenstone joined us in 1972 as President and Chief Executive Officer of The National Center for Paralegal Training and became the President Emeritus of NCPD (The National Center for Professional Development) in 1994.

   Miryam L. Knutson has been a director since 1990. She is a graduate of the Universidad del Zulia, Venezuela (B.A., Journalism 1965). Ms. Knutson joined us in 1984 and held a variety of management positions. From 1989 to 1996, she was our President and Chief Operating Officer. From 1996 to 1998, she was our Vice Chairman. From 1998 to 2000, she worked as a part-time consultant-employee for us. She has also acted as a consultant for Stonington Partners, Inc. and Arena Capital Partners, L.L.C. Ms. Knutson is the wife of Robert B. Knutson, our Chairman and Chief Executive Officer.

   James S. Pasman, Jr. has been a director since 1997. He is a graduate of Upsala College (B.B.A., 1956) and the Stern School of Business at New York University (M.B.A., 1962). From 1989 to 1991, he was the President and Chief Operating Officer of National Intergroup, Inc. and Chairman of the Board of Permian Oil Corp. Since then, Mr. Pasman has been retired. Mr. Pasman serves on the board of directors of Credit Suisse Asset Management Corp. Income Fund, Credit Suisse Asset Management Corp. High Yield Income Fund, the Deutsche Bank VIT Trust and Tyco International, Ltd.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 1, 2001, and as adjusted to reflect the sale of shares offered hereby, by:

  . each person whom we know beneficially owns more than 5% of our common stock;

  .   each member of our Board of Directors;

  .   each of our named executive officers; and

  .   all directors and executive officers as a group.

   Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                            Before Offering(2)              After Offering(2)
                           --------------------            --------------------
                              Shares                          Shares
Name of Beneficial         Beneficially           Shares   Beneficially
Owner(1)                      Owned     Percent to be Sold    Owned     Percent
------------------         ------------ ------- ---------- ------------ -------
Education Management
 Corporation Employee
 Stock Ownership
 Trust(3)................   4,657,942    15.3%        --    4,657,942    13.7%
Baron Capital Group,
 Inc.(4).................   2,976,700     9.8%        --    2,976,700     8.8%
Robert B. Knutson(5)(6)..   3,294,611    10.9%   652,739    2,641,872     7.7%
Robert P. Gioella(7).....     138,180       *     27,636      110,544       *
John R. McKernan,
 Jr.(8)..................      86,354       *     17,277       69,077       *
Robert T. McDowell(9)....     281,613       *     30,000      251,613       *
David J. Pauldine(10)....     160,572       *     32,114      128,458       *
Robert H. Atwell(11).....       7,500       *      2,500        5,000       *
James J. Burke, Jr.(12)..     221,087       *     46,360      174,727       *
William M. Campbell,
 III(13).................      34,500       *         --       34,500       *
Albert Greenstone(14)....      21,588       *      5,000       16,588       *
Miryam L.
 Knutson(5)(15)..........     230,290       *     46,058      184,232       *
James S. Pasman,
 Jr.(16).................      36,500       *         --       36,500       *
Betty L. Sanford (17)....      34,294       *      6,183       28,111       *
All executive officers
 and directors as a group
 (11 persons)(18)........   4,512,795    14.6%   859,684    3,653,111    10.5%

--------
  *Less than 1%
 (1) The address of each listed shareholder, unless otherwise noted, is c/o Education Management Corporation, 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.
 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person and the percentage ownership of that person includes shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 1, 2001. As of October 1, 2001, there were issued and outstanding 30,354,222 shares of common stock and no shares of preferred stock. Calculations of percentage ownership are based on an aggregate of 30,354,222 shares of common stock outstanding at October 1, 2001, and 33,988,355 shares of common stock outstanding after the offering. Amounts do not reflect the exercise of the underwriters' option to purchase up to an additional 675,000 shares of common stock. If the underwriters exercise their option in full, the Company will sell an additional 530,548 shares of common stock, with the remaining 144,452 shares to be sold by certain of the selling shareholders.
 (3) These shares are held by the trustee, Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, for the benefit of participants in the Education Management Corporation Employee Stock Ownership Trust (the "ESOP"). The ESOP is administered by the Company's Retirement Committee. ESOP participants are entitled to direct the voting of the shares of common stock allocated to their respective accounts. Allocated shares of common stock for which voting instructions are not given and unallocated shares held by the ESOP are voted by the trustee in the manner determined by the Retirement Committee.
 (4) The address of Baron Capital Group, Inc. and its affiliates, BAMCO, Inc., Baron Capital Management, Inc., Baron Asset Fund, and Ronald Baron, is 767 Fifth Avenue, New York, New York 10153. These persons share both voting and dispositive power over some or all of the shares set forth opposite the name "Baron Capital Group, Inc." in the table. The information provided for Baron Capital Group, Inc. is based on information provided in a filing with the Securities and Exchange Commission.
 (5) Mr. Knutson and Ms. Knutson, who are husband and wife, disclaim beneficial ownership of each other's shares.
 (6) Includes 3,051,902 shares of common stock held by Mr. Knutson's revocable trusts, 139,153 shares of common stock held by Mr. Knutson's grantor retained annuity trust, 82,188 shares receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 21,368 shares allocated to Mr. Knutson under the ESOP.
 (7) Includes 125,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 10,358 shares allocated to Mr. Gioella under the ESOP.
 (8) Includes 78,108 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
 (9) Includes 82,672 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 29,893 shares allocated to Mr. McDowell under the ESOP.
(10) Includes 140,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 19,064 shares allocated to Mr. Pauldine under the ESOP.
(11) Represents shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(12) Includes 32,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above, 3,785 shares held by Mr. Burke's spouse, and 6,000 shares held by trusts of which Mr. Burke is a trustee.
(13) Includes 32,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(14) Includes 17,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(15) Includes 7,500 shares of common stock receivable upon the exercise of an option that is exercisable within 60 days of the date of the table set forth above.
(16) Includes 32,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(17) Includes 4,000 shares of common stock held by a trust of which Ms. Sanford is a trustee.
(18) Includes 638,968 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 80,683 shares allocated to the accounts of officers under the ESOP.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 60,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value. The following summary of certain provisions relating to the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, provisions of applicable Pennsylvania law and the provisions of our amended and restated articles of incorporation, as amended, our restated by-laws and our rights plan that are included as exhibits to the registration statement, of which this prospectus is a part.

   The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. For example, if we issue a series of preferred stock which grants a liquidation preference to the holders of such preferred stock, the rights of holders of common stock and nonvoting common stock upon liquidation could be adversely affected. See "--Preferred Stock."

Common Stock

   The record holders of shares of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of shares of our common stock are entitled to receive dividends, if any, as declared by our Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in our net assets available after the payment of all of our debts and other liabilities, subject to the prior rights of outstanding shares of our preferred stock, if any. Holders of shares of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

   Our Board of Directors has the authority, without further action by our shareholders, to issue shares of preferred stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights and the restrictions or qualifications thereof. The rights, preferences, privileges and powers of each series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of shares of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock and could adversely affect the rights and powers, including voting rights, of holders of shares of our common stock. The existence of authorized and undesignated shares of our preferred stock may also have a depressive effect on the market price of our common stock. In addition, the issuance of any shares of our preferred stock could have the effect of delaying, deferring or preventing a change in control. No shares of our preferred stock are outstanding, and we have no current intention to issue any shares of our preferred stock.

Provisions of the Articles and the By-laws Which May Have Anti-takeover Effects

   A number of provisions of our articles of incorporation and bylaws concern matters of corporate governance and the rights of shareholders. These provisions, as well as the ability of our Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our Board of Directors, including takeovers which shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with our classified Board of Directors and the ability of our Board of Directors to issue preferred stock without further shareholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption may be deemed by our shareholders to be beneficial. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of our common stock. Our Board of Directors believes that these provisions are appropriate to protect our interests and those of our shareholders. Our Board of Directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

Rights Plan

   Pursuant to our preferred share purchase rights plan, each outstanding share of our common stock is accompanied by one preferred share purchase right entitling the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value, at an exercise price of $50, subject to adjustment. The terms of the rights plan are set forth in a rights agreement between us and Mellon Investor Services, as rights agent. The rights plan and the rights generally will expire in 2006, unless extended.

   The rights plan could discourage potential acquisition proposals and could delay or prevent a change in control. The rights plan is intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change in control.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Mellon Investor Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of the offering, 33,988,355 shares of our common stock will be outstanding. All of these shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares of our common stock owned by affiliates (as that term is defined in Rule 144 under the Securities Act), or purchased in private transactions may generally be sold only in compliance with the limitations of Rule 144 described below. Those shares of common stock are deemed "restricted securities" under Rule 144 (as that term is defined in Rule 144). After the offering, our executive officers and directors as a group will beneficially own 3,653,111 shares of our common stock. Those shares may be sold by them in compliance with Rule 144, except for 80,683 of those shares which are allocated to their respective ESOP accounts and cannot be sold until such time as distributions are made pursuant to the ESOP. As of October 1, 2001, the ESOP held 4,657,942 shares of our common stock for the benefit of participants in the ESOP.

   In general, under Rule 144 as currently in effect, a shareholder, including an affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the date those restricted securities were acquired from us or from an affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed certain volume restrictions; provided, that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed from the date the restricted securities were acquired from us or from an affiliate, a shareholder that is not an affiliate at the time of sale and has not been an affiliate for at least three months prior to the sale is entitled to sell such securities without compliance with the above-noted requirements under Rule 144.

   We have previously entered into a registration rights agreement with certain shareholders and the ESOP (collectively, the "initiating holders"). The registration rights agreement provides that any initiating holder may, subject to certain conditions, demand that we register at least 500,000 shares of such holder's common stock. Each initiating holder has the right to make two such demands during the ten-year term of the registration rights agreement, but we will not be required to effect registrations more frequently than every 180 days. Additionally, the parties generally have the right to "piggyback" on any registration of shares of common stock by us. Except for underwriting discounts and other selling commissions (which are the responsibility of the selling shareholders), we are required to bear substantially all of the expenses associated with any registration required under the registration rights agreement. This offering is being made on behalf of certain of the selling shareholders pursuant to the registration rights agreement.

                                  UNDERWRITING

   We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation, Thomas Weisel Partners LLC and First Analysis Securities Corporation are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------

   J.P. Morgan Securities Inc......................................... 1,935,000
   Credit Suisse First Boston Corporation............................. 1,290,000
   Thomas Weisel Partners LLC.........................................   774,000
   First Analysis Securities Corporation..............................   301,000
   SunTrust Capital Markets, Inc......................................   100,000
   Barrington Research Associates, Inc................................    50,000
   Legg Mason Wood Walker, Incorporated...............................    50,000
                                                                       ---------
     Total............................................................ 4,500,000
                                                                       =========

   The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

   The underwriters are offering the shares of common stock subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $0.975 per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

   If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 675,000 shares of common stock from us and the selling shareholders to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

   The following table shows the per share and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                     Underwriting Discounts and Commissions

                                                            Paid by the Selling
                                          Paid by Us           Shareholders
                                     --------------------- ---------------------
                                      Without               Without
                                       Over-    With Over-   Over-    With Over-
                                     Allotment  Allotment  Allotment  Allotment
                                      Exercise   Exercise   Exercise   Exercise
                                     ---------- ---------- ---------- ----------
   Per Share........................     $1.625     $1.625     $1.625     $1.625
   Total............................ $5,905,466 $6,767,607 $1,407,034 $1,641,768

   The representatives have advised us that on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 675,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

   The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $960,000.

   We and the selling shareholders have agreed severally to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   We and our executive officers, directors and certain shareholders have agreed that, with limited exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly of indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, without the prior written consent of J.P. Morgan Securities Inc., other than (1) pursuant to employee stock option plans existing on the date of this prospectus, (2) options granted to officers, directors and employees of Argosy in connection with the Argosy merger transaction, (3) pursuant to our rights plan and (4) with respect to the issuance of shares of our common stock in connection with any acquisition transaction, so long as the terms of any such acquisition contractually prohibit the resale or other disposition of such shares of common stock through and including the date 90 days after the date of this prospectus.

   It is expected that delivery of the shares will be made to investors on or about December 4, 2001.

   In connection with this offering, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors, or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

   From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us or our affiliates.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this prospectus will be passed upon for us by Kathleen Clover, our Senior Counsel. As of October 1, 2001, Ms. Clover beneficially owned 3,615 shares of our common stock. Certain legal matters relating to this offering will be passed upon for us and for the selling shareholders by Kirkpatrick & Lockhart LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by King & Spalding.

                                    EXPERTS

   The consolidated financial statements of Education Management Corporation and its subsidiaries as of June 30, 2000 and 2001, and for each of the three years in the period ended June 30, 2001, included and incorporated by reference in this prospectus and registration statement, and the consolidated financial statements of Argosy Education Group, Inc. and its subsidiaries as of August 31, 2000 and 2001, and for each of the three years in the period ended August 31, 2001, incorporated by reference in this prospectus and registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein and incorporated by reference herein in reliance upon authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission public reference facilities by calling the SEC at 1-800-SEC-0330. Such materials can be inspected on the SEC's Web site at www.sec.gov. Information concerning our company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

   The Securities and Exchange Commission allows us to "incorporate" into this prospectus the information we periodically file with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering:

  .   Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001;

  .   Definitive Proxy Statement for our 2001 Annual Meeting of Shareholders;

  .   Our Current Report on Form 8-K filed on October 11, 2001;

  .   Our Current Report on Form 8-K/A (Amendment No. 1) filed on October 30,
      2001;

  .   Our Quarterly Report on Form 10-Q for the quarter ended September 30,
      2001;

  .   Our Current Report on Form 8-K filed on November 28, 2001; and

  . The description of our capital stock contained in our registration statement on Form 8-A, as amended, filed on September 13, 1996.

   Upon request, we will provide a copy of the documents we incorporate by reference to each person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

                        Education Management Corporation
                         Attention: Corporate Secretary
                                300 Sixth Avenue
                         Pittsburgh, Pennsylvania 15222
                           Telephone: (412) 562-0900

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements of Education Management Corporation and
 Subsidiaries:

Report of Independent Public Accountants.................................   F-2

Consolidated Balance Sheets as of June 30, 2000 and 2001.................   F-3

Consolidated Statements of Income for the years ended June 30, 1999, 2000
 and 2001................................................................   F-4

Consolidated Statements of Cash Flows for the years ended June 30, 1999,
 2000 and 2001...........................................................   F-5

Consolidated Statements of Shareholders' Investment for the years ended
 June 30, 1999, 2000 and 2001............................................   F-6

Notes to Consolidated Financial Statements...............................   F-7
Condensed Consolidated Balance Sheets as of September 30, 2001 and 2000
 (unaudited) and June 30, 2001...........................................  F-18

Condensed Consolidated Statements of Income for the three month periods ended September 30, 2001 and 2000 (unaudited)...........................  F-19

Condensed Consolidated Statements of Cash Flows for the three month periods ended September 30, 2001 and 2000 (unaudited)...................  F-20

Notes to Condensed Consolidated Financial Statements.....................  F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Education Management Corporation and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of Education Management Corporation (a Pennsylvania corporation) and Subsidiaries as of June 30, 2000 and 2001, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Education Management Corporation and Subsidiaries as of June 30, 2000 and 2001, and their results of operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

   Pittsburgh, Pennsylvania,
   July 27, 2001

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (Dollars in thousands, except share data)

                                                             As of June 30,
                                                            ------------------
                                                              2000      2001
                                                            --------  --------
Assets
Current assets:
 Cash and cash equivalents, including restricted balances
  of $679 and $218......................................... $ 39,538  $ 47,290
 Receivables:
  Trade, net of allowances of $14,088 and $17,410..........   12,057    16,032
  Notes, advances and other................................    2,874     2,913
 Inventories...............................................    3,145     3,528
 Deferred and prepaid income taxes.........................    4,676     7,350
 Other current assets......................................    4,423     4,703
                                                            --------  --------
   Total current assets....................................   66,713    81,816
                                                            --------  --------
Property and equipment, net................................  134,738   149,482
Deferred income taxes and other long-term assets...........    9,156     9,590
Intangible assets, net of amortization of $6,065 and
 $8,042....................................................   30,068    43,058
                                                            --------  --------
   Total assets............................................ $240,675  $283,946
                                                            ========  ========
Liabilities and shareholders' investment
Current liabilities:
 Current portion of long-term debt......................... $     16  $     26
 Accounts payable..........................................   19,898    10,795
 Accrued liabilities.......................................   13,062    14,692
 Advance payments..........................................   29,915    44,790
                                                            --------  --------
   Total current liabilities...............................   62,891    70,303
                                                            --------  --------
Long-term debt, less current portion.......................   64,267    53,634
Other long-term liabilities................................      567        60
Commitments and contingencies
Shareholders' investment:
 Common Stock, par value $.01 per share; 60,000,000 shares
  authorized; 29,877,025 and 30,479,880 shares issued......      299       305
 Additional paid-in capital................................   96,585   108,463
 Treasury stock, 907,446 and 216,945 shares at cost........   (9,733)   (3,596)
 Retained earnings.........................................   25,799    54,777
                                                            --------  --------
   Total shareholders' investment..........................  112,950   159,949
                                                            --------  --------
   Total liabilities and shareholders' investment.......... $240,675  $283,946
                                                            ========  ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in thousands, except per share amounts)

                                                    For the year ended June
                                                              30,
                                                   ---------------------------
                                                     1999      2000     2001
                                                   --------  -------- --------
Net revenues...................................... $260,805  $307,249 $370,681
Costs and expenses:
 Educational services.............................  170,742   201,187  242,313
 General and administrative.......................   57,162    66,209   76,716
 Amortization of intangibles......................    1,203     1,511    1,977
                                                   --------  -------- --------
                                                    229,107   268,907  321,006
                                                   --------  -------- --------
Income before interest and taxes..................   31,698    38,342   49,675
 Interest expense (income), net...................     (113)      726    2,275
                                                   --------  -------- --------
Income before income taxes........................   31,811    37,616   47,400
 Provision for income taxes.......................   13,059    15,086   18,422
                                                   --------  -------- --------
Net income........................................ $ 18,752  $ 22,530 $ 28,978
                                                   ========  ======== ========
Earnings per share:
  Basic........................................... $    .64  $    .78 $    .97
                                                   ========  ======== ========
  Diluted......................................... $    .61  $    .75 $    .93
                                                   ========  ======== ========
Weighted average number of shares outstanding (in
 000's):
  Basic...........................................   29,314    28,964   29,742
  Diluted.........................................   30,615    29,921   31,016


The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                       For the year ended
                                                            June 30,
                                                   ----------------------------
                                                     1999      2000      2001
                                                   --------  --------  --------
Cash flows from operating activities:
 Net income....................................... $ 18,752  $ 22,530  $ 28,978
 Adjustments to reconcile net income to net cash
   flows from operating activities:
   Depreciation and amortization..................   17,440    21,043    26,055
   Deferred credit for income taxes...............   (1,992)   (1,895)   (2,728)
   Changes in current assets and liabilities:
    Receivables...................................   (3,655)   (1,237)   (3,263)
    Inventories...................................     (105)     (978)     (383)
    Other current assets..........................     (650)   (1,312)   (1,458)
    Accounts payable..............................       57      (724)   (1,161)
    Accrued liabilities...........................    3,940     2,148    11,567
    Advance payments..............................    2,571     8,090    13,318
                                                   --------  --------  --------
     Total adjustments............................   17,606    25,135    41,947
                                                   --------  --------  --------
    Net cash flows from operating activities......   36,358    47,665    70,925
                                                   --------  --------  --------
Cash flows from investing activities:
 Acquisition of subsidiaries, net of cash
 acquired.........................................     (500)   (8,602)  (12,065)
 Expenditures for property and equipment..........  (50,821)  (50,059)  (47,477)
 Other items, net.................................     (389)   (1,008)   (1,150)
                                                   --------  --------  --------
    Net cash flows from investing activities......  (51,710)  (59,669)  (60,692)
                                                   --------  --------  --------
Cash flows from financing activities:
 Net activity under revolving credit facilities...    1,500    27,650   (10,625)
 Principal payments on debt.......................   (2,651)   (1,666)     (102)
 Net proceeds from issuance of Common Stock.......    2,205     1,925     8,246
 Repurchase of shares.............................     (141)   (9,238)       --
                                                   --------  --------  --------
    Net cash flows from financing activities......      913    18,671    (2,481)
                                                   --------  --------  --------
Net change in cash and cash equivalents...........  (14,439)    6,667     7,752
Cash and cash equivalents, beginning of year......   47,310    32,871    39,538
                                                   --------  --------  --------
Cash and cash equivalents, end of year............ $ 32,871  $ 39,538  $ 47,290
                                                   ========  ========  ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                             (Dollars in thousands)

                           Common   Additional               Stock                   Total
                          Stock at   Paid-in   Treasury  Subscriptions Retained  Shareholders'
                          Par Value  Capital    Stock     Receivable   Earnings   Investment
                          --------- ---------- --------  ------------- --------  -------------
Balance, June 30, 1998..    $ 290    $ 88,880  $  (354)      $ (8)     $(15,483)   $ 73,325
 Net income.............       --          --       --         --        18,752      18,752
 Payments received on
   stock subscriptions
   receivable...........       --          --       --          8            --           8
 Purchase of Common
   Stock................       --          --     (141)        --            --        (141)
 Exercise of stock
   options..............        5       4,278       --         --            --       4,283
 Issuance of Common
   Stock under
   employee stock
   purchase plan........       --         578       --         --            --         578
                            -----    --------  -------       ----      --------    --------
Balance, June 30, 1999..      295      93,736     (495)        --         3,269      96,805
 Net income.............       --          --       --         --        22,530      22,530
 Purchase of Common
   Stock................       --          --   (9,238)        --            --      (9,238)
 Exercise of stock
   options..............        3       2,126       --         --            --       2,129
 Issuance of Common
   Stock under
   employee stock
   purchase plan........        1         723                  --            --         724
                            -----    --------  -------       ----      --------    --------
Balance, June 30, 2000..      299      96,585   (9,733)        --        25,799     112,950
 Net income.............       --          --       --         --        28,978      28,978
 Exercise of stock
   options..............        6      11,265    6,017         --            --      17,288
 Issuance of Common
   Stock under
   employee stock
   purchase plan........       --         613      120         --            --         733
                            -----    --------  -------       ----      --------    --------
Balance, June 30, 2001..    $ 305    $108,463  $(3,596)      $ --      $ 54,777    $159,949
                            =====    ========  =======       ====      ========    ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OWNERSHIP AND OPERATIONS:

   Education Management Corporation ("EDMC" or the "Company") is among the largest providers of proprietary postsecondary education in the United States, based on student enrollment and revenues. Through its operating units, primarily The Art Institutes ("The Art Institutes"), the Company offers bachelor's and associate's degree programs and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies. The Company has provided career-oriented education programs for over 35 years.

   As of June 30, 2001, EDMC operated 24 schools in 20 major metropolitan areas throughout the United States. The Company's main operating unit, The Art Institutes, offers programs designed to provide the knowledge and skills necessary for entry-level employment in various fields, including graphic design, media arts & animation, multimedia & Web design, video production, interior design, industrial design, culinary arts, photography and fashion. Those programs typically are completed in 18 to 48 months and culminate in a bachelor's or associate's degree. As of June 30, 2001, 19 Art Institutes offered bachelor's degree programs.

   As of June 30, 2001, the Company offered a culinary arts curriculum at 11 Art Institutes and The New York Restaurant School ("NYRS"), a culinary arts and restaurant management school located in New York City. NYRS offers an associate's degree program and certificate programs.

   NCPT (The National Center for Paralegal Training) offers paralegal certificate programs. The National Center for Professional Development maintained consulting relationships with certain colleges and universities to assist in the development, marketing and delivery of paralegal, legal nurse consultant and financial planning certificate programs. As of June 30, 2001, all but one of these relationships had expired or had been terminated, and the remaining expired on August 31, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation and Presentation

   The consolidated financial statements include the accounts of Education Management Corporation and its subsidiaries. The results of operations of acquired entities are consolidated with those of the Company from the date of acquisition. All significant intercompany transactions and balances have been eliminated. The Company operates as one reportable segment in accordance with the manner in which it makes operating decisions and assesses performance.

Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Government Regulations

   The Art Institutes and NYRS ("the participating schools") participate in various federal student financial assistance programs ("Title IV Programs") under Title IV of the Higher Education Act of 1965, as amended (the "HEA"). Approximately 60% of the Company's net revenues in 2001 were indirectly derived from funds distributed under these programs to students at the participating schools.

   The participating schools are required to comply with certain federal regulations established by the U.S. Department of Education. Among other things, they are required to classify as restricted certain Title IV Program funds in excess of charges currently applicable to students' accounts. Such funds are reported as restricted cash in the accompanying consolidated balance sheets.

   The participating schools are required to administer Title IV Program funds in accordance with the HEA and U.S. Department of Education regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event a participating school does not comply with federal requirements or if student loan default rates are at a level considered excessive by the federal government, that school could lose its eligibility to participate in Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Management believes that the participating schools are in substantial compliance with the federal requirements and that student loan default rates are not at a level considered to be excessive.

   Certain Art Institutes make contributions to Federal Perkins Loan Programs (the "Funds"). Current contributions to the Funds are made 75% by the federal government and 25% by the school. The Company carries its investments in the Funds at cost, net of an allowance for estimated future loan losses.

Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost which, based upon the scheduled maturities, approximates market value.

   U.S. Department of Education regulations require Title IV Program funds received by the Company's schools in excess of the tuition and fees owed by the relevant students at that time to be, with these students' permission, maintained and classified as restricted until the students are billed for the portion of their education program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected the Company's ability to fund daily operations.

Inventories

   Inventories consist mainly of textbooks, art supply kits and supplies held for sale to students enrolled in the Company's educational programs. Inventories are valued at the lower of cost (first-in, first-out) or market.

Acquisitions

   On October 1, 1998, the Company acquired the assets of Socrates Distance Learning Technologies Group for approximately $500,000 in cash. This acquisition was made to further the development of the Company's distance learning capabilities.

   On August 17, 1999, the Company acquired the outstanding stock of the American Business & Fashion Institute in Charlotte, North Carolina, for $500,000 in cash. The school was renamed The Art Institute of Charlotte.

   On August 26, 1999, the Company acquired the outstanding stock of Massachusetts Communications College in Boston, Massachusetts for approximately $7.2 million in cash.

Subsequent to June 30, 2001, the school was renamed The New England Institute of Art & Communications.

   On October 13, 2000, the Company acquired the outstanding stock of The Art Institute of California in San Diego, California for approximately $9.8 million in cash.

   On April 11, 2001, the Company acquired the outstanding stock of the Design Institute located in Las Vegas, Nevada for approximately $2.1 million in cash. The school was renamed The Art Institute of Las Vegas.

   These acquisitions were accounted for using the purchase method of accounting, with the excess of the purchase price over the fair value of the assets acquired being assigned to identifiable intangible assets and goodwill. The results of the acquired entities have been included in the Company's results from the respective dates of acquisition. The pro forma effects, individually and collectively, of the acquisitions in the Company's consolidated financial statements would not materially impact the reported results.

Intangible Assets

   Intangible assets consisted of the following:

                                                                As of June 30,
                                                                ---------------
                                                                 2000    2001
                                                                ------- -------
                                                                (in thousands)
     Goodwill, net of accumulated amortization of $5,211 and
      $6,221 (10 to 40 years).................................. $26,588 $36,918
     Accreditation, curriculum and other, net of accumulated
      amortization of $854 and $1,821 (3 to 22 years)..........   3,480   6,140
                                                                ------- -------
                                                                $30,068 $43,058
                                                                ======= =======

Lease Arrangements

   The Company conducts a major part of its operations from leased facilities. In addition, the Company leases a portion of its furniture and equipment. In those cases in which the lease term approximates the useful life of the leased asset or the lease meets certain other prerequisites, the leasing arrangement is classified as a capitalized lease. The remaining lease arrangements are treated as operating leases.

Property and Equipment

   Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for additions and major improvements are capitalized, while those for maintenance, repairs and minor renewals are expensed as incurred. The Company uses the straight-line method of depreciation for financial reporting, while using different methods for tax purposes. Depreciation is based upon estimated useful lives, ranging from 3 to 30 years. Leasehold improvements are amortized over the term of the lease, or over their estimated useful lives, whichever is shorter.

Financial Instruments

   The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and debt, are approximately equivalent. The debt instruments bear interest at floating rates based upon market rates or at fixed rates that approximate market rates. All other financial instruments are classified as current and will be utilized within the next operating cycle.

Revenue Recognition and Receivables

   The Company's net revenues consist of tuition and fees, student housing charges and supply store and restaurant sales. In fiscal 2001, the Company derived 89.8% of its net revenues from tuition and fees paid by, or on behalf of, its students. Net revenues, as presented, are reduced for student refunds and scholarships. Student supply store and restaurant sales are recognized as they occur. Advance payments represent that portion of payments received but not earned and are reflected as a current liability in the accompanying consolidated balance sheets.

   The Company recognizes tuition and housing revenues on a monthly pro rata basis over the term of instruction, typically an academic quarter. For most Art Institute programs, the academic and financial quarters are the same; therefore unearned revenue is not significant at the end of a financial quarter. However, certain recently acquired schools have programs that have class starting and ending dates that differ from the financial quarters. Revenue associated with tuition and certain fees is either recognized within the fiscal quarter to which the applicable service was rendered, or is deferred over the appropriate period. Unearned tuition revenue of approximately $446,000 and $1.7 million, related to programs not on the Company's traditional academic quarters, is included with advanced payments in the accompanying consolidated balance sheets as of June 30, 2000 and June 30, 2001, respectively. The Company's revenue recognition policies are in accordance with the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

   Refunds are calculated in accordance with federal, state and accrediting agency standards. Student refunds of approximately $8.6 million and $8.9 million were recorded for 2000 and 2001, respectively, of which approximately $168,000 and $75,000 are included with accrued liabilities in the accompanying consolidated balance sheets as of June 30, 2000 and 2001, respectively.

   The trade receivable balances are comprised of individually insignificant amounts due primarily from students throughout the United States. The Company determines its allowance for doubtful accounts by categorizing gross receivables based upon the enrollment status of the student (in-school, out of school, summer leave of absence and collections) and establishing a reserve based on the likelihood of collections (in-school receivables being the lowest percent reserved).

Costs and Expenses

   Educational services expense consists primarily of costs related to the development, delivery and administration of the Company's education programs. Major cost components are faculty compensation, administrative salaries, costs of educational materials, facility leases and school occupancy costs, information systems costs and bad debt expense, along with depreciation and amortization of property and equipment.

   General and administrative expense consists of marketing and student admissions expenses and certain central staff departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to the Company's students. All advertising costs are expensed in the fiscal year incurred.

   Amortization of intangibles relates primarily to the values assigned to identifiable intangibles and goodwill, which arose principally from the acquisitions discussed above. These intangible assets are amortized over periods ranging from 2 to 40 years.

New Accounting Standards

   In June 2001, Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations," was issued. The statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The statement requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS 141 is effective July 1, 2001. The Company's adoption of SFAS 141 will not have a material impact on the Company's financial position or results of operations.

   In June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets," was issued. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company has adopted this standard as of July 1, 2001. The Company is required to complete a transitional goodwill impairment test for all goodwill at the reporting unit level by December 31, 2001 and is currently preparing for this. Adopting SFAS 142 will affect the financial position and results of operations because goodwill will no longer be amortized. It is anticipated that the adoption of this standard in fiscal 2002 will decrease amortization of intangibles expense by approximately $1 million, reduce the effective tax rate (but not the tax provision) by less than 1%, and increase diluted earnings per share by approximately $.03 for the fiscal year.

Supplemental Disclosures of Cash Flow Information

                                                          Year ended June 30,
                                                        -----------------------
                                                         1999    2000    2001
                                                        ------- ------- -------
                                                            (in thousands)
     Cash paid during the period for:
      Interest (net of amount capitalized)............  $   313 $   175 $ 2,485
      Income taxes....................................   13,846  15,590  11,494
     Noncash investing and financing activities:
      Expenditures for property and equipment included
       in accounts payable............................    5,071  13,161   4,506
      Tax benefit for options exercised...............    2,664     928   9,775

Reclassifications

   Certain prior year balances have been reclassified to conform to the current year presentation.

3. SHAREHOLDERS' INVESTMENT:

   Pursuant to the Company's Preferred Share Purchase Rights Plan (the "Rights Plan"), one Preferred Share Purchase Right (a "Right") is associated with each outstanding share of Common Stock. Each Right entitles its holder to buy one two-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value, at an exercise price of $50, subject to adjustment (the "Purchase Price"). The Rights Plan is not subject to shareholder approval.

   The Rights will become exercisable under certain circumstances following a public announcement by a person or group of persons (an "Acquiring Person") that they acquired or commenced a tender offer for 17.5% or more of the outstanding shares of Common Stock. If an Acquiring Person acquires 17.5% or more of the Common Stock, each Right will entitle its holder, except the Acquiring Person, to acquire upon exercise a number of shares of Common Stock having a market value of two times the Purchase Price. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of persons becomes an Acquiring Person, each Right will entitle its holder to purchase, at the Purchase Price, that number of shares of the acquiring company having a market value of two times the Purchase Price. The Rights will expire on the tenth anniversary of the closing of the IPO (fiscal 2007) and are subject to redemption by the Company at $.01 per Right, subject to adjustment.

4. EARNINGS PER SHARE:

   Basic EPS is computed using the weighted average number of shares actually outstanding during the period, while diluted EPS is calculated to reflect the potential dilution related to stock options.

Reconciliation of Diluted Shares

                                                            Year ended June 30,
                                                            --------------------
                                                             1999   2000   2001
                                                            ------ ------ ------
                                                               (in thousands)
     Basic shares.......................................... 29,314 28,964 29,742
     Dilution for stock options............................  1,301    957  1,274
                                                            ------ ------ ------
     Diluted shares........................................ 30,615 29,921 31,016
                                                            ====== ====== ======

   Options to purchase 122,181 and 7,280 shares were excluded from the dilutive earnings per share calculation because of their antidilutive effect (due to the exercise price of such options exceeding the average market price for the period) for fiscal years 2000 and 2001, respectively.

5. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following as of June 30:

                                                                2000     2001
                                                              -------- --------
                                                               (in thousands)
     Assets (asset lives in years)
      Land................................................... $  4,300 $  4,300
      Buildings and improvements (15 to 30)..................   29,351   51,698
      Equipment and furniture (3 to 10)......................  123,165  136,442
      Library books (3)......................................    3,730    4,979
      Leasehold interests and improvements (1 to 20).........   55,554   60,359
      Construction in progress...............................   19,707    3,064
                                                              -------- --------
       Total.................................................  235,807  260,842
      Less accumulated depreciation..........................  101,069  111,360
                                                              -------- --------
                                                              $134,738 $149,482
                                                              ======== ========

6. LONG-TERM DEBT:

   The Company and its subsidiaries were indebted under the following obligations as of June 30:

                                                                 2000    2001
                                                                ------- -------
                                                                (in thousands)
     Revolving credit facilities............................... $64,150 $53,525
     Other indebtedness........................................     133     135
                                                                ------- -------
                                                                 64,283  53,660
     Less current portion......................................      16      26
                                                                ------- -------
                                                                $64,267 $53,634
                                                                ======= =======

   The Credit Agreement provides for maximum borrowings of $100 million through its expiration on February 18, 2005. Borrowings under this facility are unsecured and bear interest at one of three rates set forth in the Credit Agreement, at the election of the Company. As of June 30, 2001, the average interest rate for borrowings under the Credit Agreement was 4.9%. Certain outstanding letters of credit reduce this facility. The Credit Agreement contains customary covenants that, among other matters, require the Company to meet specified interest and leverage ratio requirements, restrict the repurchase of Common Stock and the incurrence of additional indebtedness. As of June 30, 2001, the Company was in compliance with all covenants under the Credit Agreement.

   Relevant information regarding borrowings under the revolving credit facilities under both the Credit Agreement and the prior borrowing agreement is reflected below:

                                                       Year ended June 30,
                                                     -------------------------
                                                      1999     2000     2001
                                                     -------  -------  -------
                                                         (in thousands)
     Outstanding borrowings, end of period.........  $36,500  $64,150  $53,525
     Approximate average outstanding balance
      throughout the period........................    2,550   15,215   28,048
     Approximate maximum outstanding balance during
      the period...................................   37,000   79,850   64,150
     Weighted average interest rate for the
      period.......................................     7.48%    7.45%    6.73%

   Subsequent to June 30, 2001, the Company and its lenders amended and restated the Credit Agreement (See Note 14) to provide additional borrowing availability.

7. COMMITMENTS AND CONTINGENCIES:

   The Company and its subsidiaries lease certain classroom, dormitory and office space under operating leases, which expire on various dates through September 2020. Rent expense under these leases was approximately $28,250,000, $33,645,000 and $41,054,000 respectively for 1999, 2000 and 2001. The approximate minimum future commitments under non-cancelable, long-term operating leases as of June 30, 2001 are reflected below:

     Fiscal Years
     ------------                                                 (in thousands)
     2002........................................................    $ 41,241
     2003........................................................      34,623
     2004........................................................      32,277
     2005........................................................      31,302
     2006........................................................      30,555
     Thereafter..................................................     183,892
                                                                     --------
                                                                     $353,890
                                                                     ========

   The Company has a management incentive compensation plan that provides for the awarding of cash bonuses to management personnel using formalized guidelines based upon the operating results of each subsidiary and the Company.

   The Company is a defendant in certain legal proceedings arising out of the conduct of its businesses. In the opinion of management, based upon its investigation of these claims and discussion with legal counsel, the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

8. RELATED PARTY TRANSACTIONS:

   The Art Institute of Philadelphia, a division of The Art Institutes International, Inc ("Aii"), itself a wholly-owned subsidiary of EDMC, leases one of the buildings it occupies from a partnership in which the subsidiary serves as a 1% general partner and an executive officer/director and a director of EDMC are minority limited partners. The Art Institute of Fort Lauderdale, Inc., a wholly-owned subsidiary of Aii, leases part of its facilities from a partnership in which an executive officer/director of EDMC is a minority limited partner. Total rental payments under these arrangements were approximately $1,901,000, $2,214,000 and $2,267,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

9. EMPLOYEE BENEFIT PLANS:

   The Company sponsors a retirement plan that covers substantially all employees. This plan provides for matching Company contributions of 100% of employee 401(k) contributions up to 3% of compensation and 50% of contributions between 4% and 6% of compensation. Other contributions to the plan are at the discretion of the Board of Directors. The expense relating to these plans was approximately $2,198,000, $1,181,000 and $1,939,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

   The Company's retirement plan includes an ESOP, which enables eligible employees to have stock ownership in the Company. The ESOP provides for the allocations of forfeited shares and cash to be made to the accounts of eligible participating employees based upon each participant's compensation level relative to the total compensation of all eligible employees. Eligible employees vest their ESOP accounts based on a five-year schedule, which includes credit for past service. Distribution of shares from the ESOP is made following the retirement, disability or death of an employee. For employees who terminate for any other reason, their vested balance will be offered for distribution in accordance with the terms of the ESOP.

10. DEFERRED INCOME TAXES AND OTHER LONG-TERM ASSETS:

   Deferred income taxes and other long-term assets consist of the following as of June 30:

                                                                 2000    2001
                                                                ------- -------
                                                                (in thousands)
     Investment in Federal Perkins Loan Program, net of
      allowance for estimated future loan losses of $1,209 and
      $1,252..................................................   $2,819 $ 2,918
     Cash value of life insurance, net of loans of $781 each
      year; face value of $6,065..............................    2,620   2,935
     Deferred income taxes....................................    2,046   2,067
     Other....................................................    1,671   1,670
                                                                ------- -------
                                                                 $9,156 $ 9,590
                                                                ======= =======

11. ACCRUED LIABILITIES:

   Accrued liabilities consist of the following as of June 30:

                                                                 2000    2001
                                                                ------- -------
                                                                (in thousands)
     Payroll taxes and payroll related........................  $ 7,714 $10,052
     Income and other taxes...................................      404     640
     Other....................................................    4,944   4,000
                                                                ------- -------
                                                                $13,062 $14,692
                                                                ======= =======

12. INCOME TAXES:

   The provision for income taxes includes current and deferred taxes as reflected below:

                                                       Year ended June 30,
                                                     -------------------------
                                                      1999     2000     2001
                                                     -------  -------  -------
                                                         (in thousands)
     Current taxes:
      Federal......................................  $11,824  $14,020  $18,129
      State........................................    3,227    2,961    3,021
                                                     -------  -------  -------
       Total current taxes.........................   15,051   16,981   21,150
                                                     -------  -------  -------
     Deferred taxes................................   (1,992)  (1,895)  (2,728)
                                                     -------  -------  -------
       Total provision.............................  $13,059  $15,086  $18,422
                                                     =======  =======  =======

   The provision for income taxes reflected in the accompanying consolidated statements of income vary from the amounts that would have been provided by applying the federal statutory income tax rate to earnings before income taxes as shown below:

                                                       Year ended June 30,
                                                     -------------------------
                                                      1999     2000     2001
                                                     -------  -------  -------
     Federal statutory income tax rate.............    35.0%    35.0%    35.0%
     State and local income taxes, net of federal
      income tax benefit...........................    4.9      4.4      3.7
     Amortization of goodwill and other
      intangibles..................................     .5       .4       .5
     Nondeductible expenses........................     .7       .4       .2
     Other, net....................................     --      (.1)     (.5)
                                                     -------  -------  -------
      Effective income tax rate....................    41.1%    40.1%    38.9%
                                                     =======  =======  =======

   Net deferred income tax assets (liabilities) consist of the following as of June 30:

                                                      1999     2000     2001
                                                     -------  -------  -------
                                                         (in thousands)
     Deferred income tax--current..................  $ 2,476  $ 2,872  $ 4,946
     Deferred income tax--long term................      548    2,046    2,067
                                                     -------  -------  -------
      Net deferred income tax asset................  $ 3,024  $ 4,918  $ 7,013
                                                     =======  =======  =======
     Consisting of:
       Allowance for doubtful accounts.............  $ 3,850  $ 5,649  $ 6,766
       Assigned asset values in excess of tax
          basis....................................   (1,585)  (1,767)  (1,640)
       Depreciation................................    1,508    1,687    1,295
       Financial reserves and other................     (749)    (651)     592
                                                     -------  -------  -------
      Net deferred income tax asset................  $ 3,024  $ 4,918  $ 7,013
                                                     =======  =======  =======

13. STOCK-BASED COMPENSATION:

   The Company maintains a Stock Incentive Plan for directors, executive management and key personnel, which provides for the issuance of stock-based incentive awards with respect to a maximum of 5,000,000 shares of Common Stock. Options issued to employees under this plan provide for time-based vesting over four years.

   The Company also has two non-qualified management stock option plans under which options to purchase a maximum of 1,119,284 shares of Common Stock were granted to management employees prior to 1996. All outstanding options under these non-qualified plans are fully vested. Under the terms of the three plans, the Board of Directors granted options to purchase shares at prices varying from $1.27 to $32.00 per share, representing the fair market value at the time of the grant.

   The Company also has an employee stock purchase plan. The plan allows eligible employees of the Company to purchase up to an aggregate of 1,500,000 shares of Common Stock at quarterly intervals through periodic payroll deduction. The number of shares of Common Stock issued under this plan was 37,620, 59,800 and 31,712 in 1999, 2000 and 2001, respectively.

   The Company accounts for these plans under APB No. 25, "Accounting for Stock Issued to Employees." Had compensation expense for the stock option and stock purchase plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                        1999    2000    2001
                                                       ------- ------- -------
     Net income (in 000's):............... As reported $18,752 $22,530 $28,978
                                           Pro forma   $16,850 $19,421 $25,402
     Basic EPS:........................... As reported $   .64 $   .78 $   .97
                                           Pro forma   $   .57 $   .67 $   .85
     Diluted EPS:......................... As reported $   .61 $   .75 $   .93
                                           Pro forma   $   .55 $   .65 $   .82

Summary of Stock Options

                                 1999               2000               2001
                          ------------------ ------------------ ------------------
                                    Weighted           Weighted           Weighted
                                    Average            Average            Average
                                    Exercise           Exercise           Exercise
                           Options   Price    Options   Price    Options   Price
                          --------- -------- --------- -------- --------- --------
Outstanding, beginning
 of year................  2,110,240  $ 5.21  2,872,653  $10.11  3,768,991  $10.25
Granted.................  1,372,523   15.54  1,253,500    9.47    262,000   29.74
Exercised...............    544,610    4.42    270,392    4.44  1,352,519    8.12
Forfeited...............     65,500   13.29     86,770   12.72    110,498   11.47
                          ---------  ------  ---------  ------  ---------  ------
Outstanding, end of
 year...................  2,872,653  $10.11  3,768,991  $10.25  2,567,974  $13.30
                          =========  ======  =========  ======  =========  ======
Exercisable, end of
 year...................  1,031,753          1,403,885          1,122,932
                          =========          =========          =========
Weighted average fair
 value of options grant-
 ed*....................  $    7.97          $    5.58          $   17.54
                          =========          =========          =========

                       Options Outstanding                    Options Exercisable
     ----------------------------------------------------------------------------
                                         Weighted-
                                          Average
                                         Remaining  Weighted-           Weighted-
                                        Contractual  Average             Average
        Range of Exercise                  Life     Exercise            Exercise
     Prices                    Options    (years)     Price    Options    Price
     --------------------     --------- ----------- --------- --------- ---------
     $ 1.75 - $ 1.75.........    12,000    1.00      $ 1.75      12,000  $ 1.75
       2.85 -  3.60..........    78,028    2.56        2.98      78,028    2.98
       7.50 -  9.38.......... 1,252,246    7.75        8.97     522,679    8.40
      12.38 - 18.50..........   965,200    7.27       15.38     503,475   15.33
      19.38 - 28.00..........    17,500    7.63       21.35       6,750   19.38
      30.13 - 32.00..........   243,000    9.37       30.68          --      --
                              ---------    ----      ------   ---------  ------
                              2,567,974    7.53      $13.30   1,122,932  $11.12
                              =========    ====      ======   =========  ======

--------
* The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants:

                                                               1999  2000  2001
                                                               ----- ----- -----
     Risk-free interest rate.................................. 4.97% 6.45% 5.79%
     Expected dividend yield..................................   0     0     0
     Expected life of options (years).........................   6     6     6
     Expected volatility rate................................. 46.0% 55.0% 56.0%

14. SUBSEQUENT EVENTS -- (UNAUDITED):

   Subsequent to June 30, 2001, the following transactions occurred:

   On July 9, 2001, the Company signed a merger agreement with Argosy Education Group, Inc., a leading provider of postgraduate professional education, headquartered in Chicago, IL. The merger agreement states that EDMC will acquire all of the shares of Argosy for $12.00 cash per share for the approximately 6.5 million shares outstanding. This transaction is expected to close by the end of calendar year 2001 and is subject to obtaining certain regulatory approvals.

   On July 25, 2001, the Company signed a purchase agreement acquiring the assets of The International Fine Arts College located in Miami, Florida. This transaction closed on September 5, 2001 (subject to final approval from the Department of Education).

   On September 17, 2001, the Company signed an agreement to purchase certain assets of ITI Education Corporation (ITI), based in Halifax, Nova Scotia, Canada. This transaction is expected to close by the end of calendar year 2001 and is subject to obtaining certain regulatory approvals.

   The acquisition of these entities will be accounted for in accordance with SFAS 141.

   The Company and its lenders amended and restated the Credit Agreement, effective September 20, 2001, to increase allowable borrowings from $100 million to $200 million. The Amended and Restated Credit Agreement, which will expire September 20, 2004, is secured by certain assets of the Company and provides the Company the ability to borrow up to $150 million on a revolving basis and $50 million in the form of a term loan (collectively, the "Secured Credit Facilities"). The Secured Credit Facilities contain the customary covenants that, among other matters, require the Company to meet specified financial ratios, restrict the repurchase of Common Stock and limit the incurrence of additional indebtedness.

                        EDUCATION MANAGEMENT CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                           September 30, June 30,  September 30,
                                               2000        2001        2001
                                           ------------- --------  -------------
                                            (unaudited)             (unaudited)
Assets
Current assets:
  Cash and cash equivalents, including
   restricted
   balances..............................    $  5,938    $ 47,290    $  6,974
  Receivables............................      20,928      18,945      23,948
  Inventories............................       4,397       3,528       5,248
  Deferred and prepaid income taxes......       2,872       7,350       4,946
  Other current assets...................       8,293       4,703       9,081
                                             --------    --------    --------
    Total current assets.................      42,428      81,816      50,197
                                             --------    --------    --------
Property and equipment, net..............     137,841     149,482     158,564
Deferred income taxes and other long-term
 assets..................................       9,867       9,590      11,935
Intangible assets, net of amortization...      30,207      43,058      68,493
                                             --------    --------    --------
    Total assets.........................    $220,343    $283,946    $289,189
                                             ========    ========    ========
Liabilities and shareholders' investment
Current liabilities:
  Current portion of long-term debt......    $     16    $     26    $     47
  Accounts payable.......................       7,662      10,795      16,575
  Accrued liabilities....................      12,437      14,692      13,601
  Advance payments.......................      52,780      44,790      66,471
                                             --------    --------    --------
    Total current liabilities............      72,895      70,303      96,694
                                             --------    --------    --------
Long-term debt, less current portion.....      31,225      53,634      29,360
Other long-term liabilities..............         234          60          61
Commitments and contingencies
Shareholders' investment:
  Common Stock...........................         301         305         305
  Additional paid-in capital.............      98,466     108,463     108,092
  Treasury stock, at cost................      (9,733)     (3,596)     (2,083)
  Retained earnings......................      26,955      54,777      56,760
                                             --------    --------    --------
    Total shareholders' investment.......     115,989     159,949     163,074
                                             --------    --------    --------
    Total liabilities and shareholders'
     investment..........................    $220,343    $283,946    $289,189
                                             ========    ========    ========

  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                        EDUCATION MANAGEMENT CORPORATION

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                (Dollars in thousands, except per share amounts)

                                                          For the three months
                                                           ended September 30,
                                                          ---------------------
                                                             2000       2001
                                                          ---------- ----------
Net revenues............................................. $   72,561 $   91,874
Costs and expenses:
  Educational services...................................     52,996     67,132
  General and administrative.............................     16,686     20,724
  Amortization of intangibles............................        368        309
                                                          ---------- ----------
                                                              70,050     88,165
                                                          ---------- ----------
Income before interest and taxes.........................      2,511      3,709
  Interest expense, net..................................        615        479
                                                          ---------- ----------
Income before income taxes...............................      1,896      3,230
  Provision for income taxes.............................        740      1,247
                                                          ---------- ----------
Net income............................................... $    1,156 $    1,983
                                                          ========== ==========
Earnings per share:
  Basic.................................................. $      .04 $      .07
                                                          ========== ==========
  Diluted................................................ $      .04 $      .06
                                                          ========== ==========
Weighted average number of shares outstanding (000's):
  Basic..................................................     29,076     30,336
  Diluted................................................     30,778     32,134


  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                        EDUCATION MANAGEMENT CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (Dollars in thousands)

                                                         For the three months
                                                          ended September 30,
                                                         ----------------------
                                                            2000        2001
                                                         ----------  ----------
Cash flows from operating activities:
  Net income............................................ $    1,156  $    1,983

Adjustments to reconcile net income to net cash flows
from operating activities:
  Depreciation and amortization.........................      5,780       6,853
  Changes in current assets and liabilities:
   Receivables..........................................     (4,193)     (5,003)
   Inventories..........................................     (1,252)     (1,720)
   Other current assets.................................     (3,870)     (4,357)
   Accounts payable.....................................        925      10,286
   Accrued liabilities..................................       (625)      1,313
   Advance payments.....................................     22,865      21,681
                                                         ----------  ----------
    Total adjustments...................................     19,630      29,053
                                                         ----------  ----------
    Net cash flows from operating activities............     20,786      31,036
                                                         ----------  ----------
Cash flows from investing activities:
  Acquisition of subsidiaries, net of cash acquired.....        --      (25,325)
  Expenditures for property and equipment...............    (21,379)    (20,132)
  Other items, net......................................     (1,848)     (2,784)
                                                         ----------  ----------
    Net cash flows from investing activities............    (23,227)    (48,241)
                                                         ----------  ----------
Cash flows from financing activities:
  Revolving credit facility activity, net...............    (33,025)    (24,225)
  Principal payments on debt............................        (17)        (28)
  Proceeds from issuance of Common Stock................      1,883       1,142
                                                         ----------  ----------
    Net cash flows from financing activities............    (31,159)    (23,111)
                                                         ==========  ==========
Net change in cash and cash equivalents.................    (33,600)    (40,316)
Cash and cash equivalents, beginning of period..........     39,538      47,290
                                                         ----------  ----------
Cash and cash equivalents, end of period................ $    5,938  $    6,974
                                                         ==========  ==========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Interest.............................................. $      644  $      469
  Income taxes..........................................        133         152

  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                        EDUCATION MANAGEMENT CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. The accompanying condensed consolidated financial statements should be read in conjunction with the notes to consolidated financial statements included in the Fiscal 2001 Annual Report on Form 10-K of Education Management Corporation ("EDMC" or the "Company"). The accompanying condensed consolidated balance sheet as of June 30, 2001 has been derived from the audited balance sheet included in the Company's Fiscal 2001 Annual Report on Form 10-K. The accompanying interim financial statements are unaudited; however, management believes that all adjustments necessary for a fair presentation have been made and all such adjustments are normal, recurring adjustments. The results for the three-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full fiscal year. Unless otherwise noted, references to 2001 and 2002 refer to the periods ended September 30, 2001 and 2002, respectively.

   Certain prior period balances have been reclassified to conform to the current period presentation.

2. The Company is among the largest providers of proprietary postsecondary education in the United States, based on student enrollment and revenues. Through its operating units, primarily The Art Institutes, the Company offers master's, bachelor's and associate's degree programs and non-degree programs in the areas of design, media arts, culinary arts and fashion. The Company has provided career-oriented education programs for over 35 years.

3. Reflected below is a summary of the Company's capital stock:

                                                 September 30,  June 30,  September 30,
                            Par Value Authorized     2000         2001        2001
                            --------- ---------- ------------- ---------- -------------
   Issued:
     Preferred Stock.......   $ .01   10,000,000         --           --          --
     Common Stock..........   $ .01   60,000,000  30,069,582   30,479,880  30,479,880
   Held in treasury:
     Common Stock..........     N/A          N/A     907,446      216,945     125,658

   For the three-month period ended September 30, 2001, 91,287 shares held in treasury were released in connection with the exercise of stock options and shares purchased under the employee stock purchase plan.

4. On July 9, 2001, the Company signed a merger agreement with Argosy Education Group, Inc. ("Argosy"), a leading private provider of postgraduate professional education, headquartered in Chicago, Illinois. The merger agreement provides that EDMC will acquire all of the shares of Argosy for $12.00 cash per share for the approximately 6.5 million shares outstanding. On September 27, 2001, the Company closed in escrow its purchase of 4.9 million shares of Class A Common Stock, $.01 par value per share of Argosy pursuant to the terms and conditions of the Stock Purchase Agreement dated July 9, 2001 and the Joinder Agreement dated September 26, 2001. The aggregate cash purchase price for the shares was $58.8 million, for which the Company signed a letter of credit. This transaction is expected to close by the end of calendar year 2001 and is subject to obtaining certain regulatory approvals.

   On July 25, 2001, the Company signed a purchase agreement acquiring the assets of International Fine Arts College, located in Miami, Florida. This transaction closed on September 4, 2001, subject to final approval from the Department of Education.

   On September 17, 2001, the Company signed an agreement to purchase certain assets of ITI Education Corporation (ITI), based in Halifax, Nova Scotia, Canada. This transaction is expected to close by the end of calendar year 2001 and is subject to obtaining certain court approvals.

   The Company accounts for acquisitions in accordance with SFAS No. 141, "Business Combinations" (SFAS 141).

5. Reconciliation of diluted shares (000's):

                                                             Three months ended
                                                                September 30,
                                                             -------------------
                                                               2000      2001
                                                             --------- ---------
  Basic shares..............................................    29,076    30,336
  Dilution for stock options................................     1,702     1,798
                                                             --------- ---------
  Diluted shares............................................    30,778    32,134
                                                             ========= =========

6. In June 2001, SFAS 141 was issued. The statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The statement requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS 141 became effective and was adopted by the Company on July 1, 2001. The Company's adoption of SFAS 141 does not have a material impact on its financial position or results of operations.

   In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS
   142) was issued. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in financial statements. The Company has adopted this standard as of July 1, 2001. The Company is required to complete a transitional goodwill impairment test for all goodwill at the reporting unit level by December 31, 2001. This test is currently in process. Adopting SFAS 142 has affected the financial position and results of operations because goodwill is no longer amortized.

7. Subsequent to September 30, 2001, the Company filed a registration statement with the Securities and Exchange Commission for a public offering of its Common Stock. It is expected that a total of 4,500,000 shares will be offered, including 3,634,133 newly issued shares to be sold by the Company and 865,867 shares to be sold by members of the Company's senior management and board of directors. The Company and the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to a total of 675,000 additional shares of Common Stock.

                               INSIDE BACK COVER:

TOP CENTER:

Graphic: map of United States and southern portion of Canada including color coded dots that indicate the geographical location of Education Management Corporation's 25 current schools, and pending acquisition locations, consisting of 12 primary campuses and 6 extension sites of Argosy University (Argosy Education Group), including Western State University School of Law, and 3 Canadian locations of ITI Information Technology Institute.

Text: "Education Management Corporation" appears below the map of the United States.

CENTER LEFT:

Text: Listing of the 25 current Education Management Corporation locations appears.

CENTER RIGHT:

Text: List of 12 primary campuses and 6 extension site locations of Argosy University appears. List also includes the location of Western State University College of Law.

BOTTOM RIGHT:

Text: List of three Canadian locations of ITI Information Technology Institute appears.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,500,000 Shares

                                 [LOGO OF EDMC]

                                  Common Stock

                                    JPMorgan

                           Credit Suisse First Boston

                           Thomas Weisel Partners LLC

                     First Analysis Securities Corporation


                               November 28, 2001

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   No action is being taken in any jurisdiction outside the U.S. to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------